                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-46357

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 3, 1998)

                                5,000,000 Shares

                       (FELCOR SUITES HOTELS, INC. LOGO)
                               DEPOSITARY SHARES
               EACH REPRESENTING 1/100 OF A SHARE OF 9% SERIES B
                     CUMULATIVE REDEEMABLE PREFERRED STOCK
                           (Par Value $.01 Per Share)
        (Liquidation Preference Equivalent to $25 Per Depositary Share)
                            ------------------------
EACH OF THE 5,000,000 DEPOSITARY SHARES (THE "DEPOSITARY SHARES") OFFERED HEREBY (THE "OFFERING") REPRESENTS A 1/100 FRACTIONAL INTEREST IN A SHARE OF 9% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE (COLLECTIVELY,
   THE "SERIES B PREFERRED STOCK"), OF FELCOR SUITE HOTELS, INC. ("FELCOR"), DEPOSITED WITH SUNTRUST BANK, ATLANTA, AS DEPOSITARY, AND ENTITLES THE HOLDER TO
    ALL PROPORTIONAL RIGHTS AND PREFERENCES OF THE SERIES B PREFERRED STOCK (INCLUDING DIVIDEND, VOTING, REDEMPTION AND LIQUIDATION RIGHTS AND PREFERENCES).
 THE LIQUIDATION PREFERENCE OF EACH SHARE OF SERIES B PREFERRED STOCK IS $2,500 (EQUIVALENT TO $25 PER DEPOSITARY SHARE). SEE "DESCRIPTION OF SERIES B PREFERRED
                         STOCK AND DEPOSITARY SHARES."
 DIVIDENDS ON THE SERIES B PREFERRED STOCK REPRESENTED BY THE DEPOSITARY SHARES OFFERED HEREBY WILL BE CUMULATIVE FROM THE DATE OF ORIGINAL ISSUE AND WILL BE PAYABLE QUARTERLY ON OR ABOUT THE LAST DAY OF JANUARY, APRIL, JULY AND OCTOBER
OF EACH YEAR, COMMENCING ON JULY 31, 1998, AT THE RATE OF 9% OF THE LIQUIDATION
 PREFERENCE PER ANNUM (EQUIVALENT TO $2.25 PER ANNUM PER DEPOSITARY SHARE). SEE "DESCRIPTION OF SERIES B PREFERRED STOCK AND DEPOSITARY SHARES -- DIVIDENDS."
THE SERIES B PREFERRED STOCK AND THE DEPOSITARY SHARES REPRESENTING SUCH SERIES
 B PREFERRED STOCK ARE NOT REDEEMABLE PRIOR TO MAY 7, 2003. ON AND AFTER MAY 7, 2003, THE SERIES B PREFERRED STOCK MAY BE REDEEMED AT THE OPTION OF FELCOR IN WHOLE OR IN PART, AT A REDEMPTION PRICE OF $2,500 PER SHARE (EQUIVALENT TO $25 PER DEPOSITARY SHARE), PLUS ACCRUED AND UNPAID DIVIDENDS, IF ANY, THEREON. THE
REDEMPTION PRICE OF THE SERIES B PREFERRED STOCK (OTHER THAN ANY PORTION THEREOF
   CONSISTING OF ACCRUED AND UNPAID DIVIDENDS) MAY BE PAID ONLY FROM THE SALE PROCEEDS OF OTHER CAPITAL STOCK OF FELCOR, WHICH MAY INCLUDE OTHER CLASSES OR
  SERIES OF PREFERRED STOCK, AND FROM NO OTHER SOURCE. THE SERIES B PREFERRED STOCK HAS NO STATED MATURITY AND WILL NOT BE SUBJECT TO ANY SINKING FUND OR
   MANDATORY REDEMPTION PROVISIONS AND WILL NOT BE CONVERTIBLE INTO ANY OTHER SECURITIES OF FELCOR. IN ORDER TO MAINTAIN ITS QUALIFICATION AS A REAL ESTATE
INVESTMENT TRUST ("REIT") FOR FEDERAL INCOME TAX PURPOSES, FELCOR'S ARTICLES OF AMENDMENT AND RESTATEMENT ("CHARTER") IMPOSE LIMITATIONS ON THE NUMBER OF SHARES
 OF CAPITAL STOCK, INCLUDING SERIES B PREFERRED STOCK, THAT MAY BE OWNED BY ANY
  SINGLE PERSON OR AFFILIATED GROUP. SEE "CERTAIN CHARTER, BYLAW AND STATUTORY PROVISIONS -- CHARTER AND BYLAW PROVISIONS -- RESTRICTIONS ON OWNERSHIP AND
                   TRANSFER" IN THE ACCOMPANYING PROSPECTUS.
                            ------------------------
  APPLICATION WILL BE MADE TO LIST THE DEPOSITARY SHARES ON THE NEW YORK STOCK
                   EXCHANGE. TRADING OF THE DEPOSITARY SHARES
ON THE NEW YORK STOCK EXCHANGE IS EXPECTED TO COMMENCE WITHIN THE 30-DAY PERIOD
                                   AFTER THE
         INITIAL DELIVERY OF THE DEPOSITARY SHARES. SEE "UNDERWRITING."
                            ------------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE S-7 HEREIN AND ON PAGE 5 OF THE
   ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN
                      INVESTMENT IN THE DEPOSITARY SHARES.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                               PRICE $25 A SHARE
                            ------------------------

                                                                     UNDERWRITING
                                             PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                            PUBLIC (1)             COMMISSIONS (2)            COMPANY (1)(3)
                                      ----------------------    ----------------------    ----------------------
Per Depositary Share..............            $25.00                    $.7875                   $24.2125
Total(4)..........................         $125,000,000               $3,937,500               $121,062,500

------------
   (1) Plus accrued dividends, if any, from the date of original issuance.
   (2) FelCor has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (3) Before deducting expenses payable by FelCor estimated at $125,000.
   (4) FelCor has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus Supplement, to purchase up to an aggregate of 750,000 additional Depositary Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to FelCor will be $143,750,000, $4,528,125 and $139,221,875 respectively. See "Underwriting."
                            ------------------------

    The Depositary Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares will be made on or about May 7, 1998, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY DEAN WITTER
                       MERRILL LYNCH & CO.
                                              PRUDENTIAL SECURITIES INCORPORATED
                                                            SALOMON SMITH BARNEY
April 30, 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FELCOR OR BY ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE DEPOSITARY SHARES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.
                            ------------------------

                               TABLE OF CONTENTS

                 PROSPECTUS SUPPLEMENT
                                                    PAGE
                                                    ----
Prospectus Supplement Summary.....................   S-3
Risk Factors......................................   S-7
Business and Properties...........................   S-8
Recent Developments...............................   S-9
Use of Proceeds...................................  S-13
Capitalization....................................  S-13
Selected Consolidated Pro Forma and Historical
  Financial Data..................................  S-14
Description of Series B Preferred Stock and
  Depositary Shares...............................  S-19
Federal Income Tax Considerations.................  S-23
Underwriting......................................  S-28
Legal Matters.....................................  S-30
Experts...........................................  S-30
Pro Forma Financial Information...................   F-1

                       PROSPECTUS
                                                    PAGE
                                                    ----
Available Information.............................     2
Incorporation of Certain Documents by Reference...     2
The Company.......................................     4
Risk Factors......................................     5
Use of Proceeds...................................    15
Ratios of Earnings to Fixed Charges...............    15
Distribution Policy...............................    15
Description of Debt Securities....................    15
Description of Preferred Stock....................    27
Description of Series A Preferred Stock...........    32
Description of Depositary Shares..................    37
Description of Common Stock.......................    40
Description of Common Stock Warrants..............    41
Certain Charter, Bylaw and Statutory Provisions...    42
Partnership Agreement.............................    46
Federal Income Tax Considerations.................    48
Plan of Distribution..............................    61
Legal Matters.....................................    62
Experts...........................................    62

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE DEPOSITARY SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein and therein by reference. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     FelCor is a REIT that, at April 23, 1998, owned interests in 76 hotels with an aggregate of 18,596 suites and rooms in 28 states (the "FelCor Hotels") through its 92.4% general partner interest in FelCor Suites Limited Partnership (the "Operating Partnership"). Fifty-two of the FelCor Hotels are operated as Embassy Suites(R) hotels (of which 28 were converted from other brands), 14 are operated as Doubletree Guest Suites(R) hotels, seven are operated as Sheraton(R) hotels (five of which are upscale, full-service traditional non-suite hotels), two are operated as traditional non-suite Doubletree(R) hotels (one of which is in the process of conversion to the Doubletree brand) and one is operated as a Hilton Suites(R) hotel. Sixty-six of the FelCor Hotels are managed by subsidiaries of Promus Hotel Corporation ("Promus") which, following its recent merger with Doubletree Corporation, includes Doubletree Hotels Corporation and its subsidiaries ("Doubletree"). Promus is the largest operator of all-suite, full-service hotels in the United States. Of the remaining FelCor Hotels, seven are managed by a subsidiary of ITT Sheraton Corporation ("Sheraton") and three are managed by independent management companies. FelCor is the owner of the largest number of Embassy Suites hotels in the world.

     FelCor seeks to increase operating cash flow and enhance stockholder value through both internal growth and acquisitions. It seeks to acquire, at less than replacement cost, existing hotels that are underperforming, due to the need for capital improvements or poor management or franchise affiliation, and to add value through its active asset management and strategic investment of capital. FelCor also may add suites at its existing hotels where demand warrants and expects to acquire 90% interests in four to seven new Embassy Suites hotels to be developed by Promus and in which Promus will own the remaining interest. Subject to reaching agreement on specific sites and budgets for development of these new hotels, the first of these hotels is expected to open in late 1999. FelCor's internal growth strategy is to utilize its asset management expertise to improve the quality of its hotels by renovating, upgrading and repositioning, thereby improving the revenue performance of its hotels, and to participate through percentage leases in any resulting growth in revenues.

                              RECENT DEVELOPMENTS

     Recent Acquisitions. During the period from January 1, 1998, to April 23, 1998, FelCor acquired three hotels with an aggregate of 596 suites and rooms for approximately $57.4 million in cash and limited partner units ("Units") in the Operating Partnership. These three hotels are (i) a 194-suite Doubletree Guest Suites hotel located in downtown Columbus, Ohio, (ii) a traditional 154-room upscale full-service hotel with approximately 13,000 sq. ft. of meeting space located in Wilmington, Delaware which is scheduled to be expanded by approximately 100 rooms and converted into a Doubletree hotel during 1999, and
(iii) a traditional 248-room upscale full-service Doubletree hotel with approximately 11,000 sq. ft. of meeting space located in Aurora, Colorado.

     Pending Acquisition. FelCor has entered into an agreement to purchase eight upscale full-service, all-suite hotels from Starwood Hotels & Resorts ("Starwood") for an aggregate cash purchase price of approximately $245 million. See "Use of Proceeds". These hotels have a total of 1,898 suites and consist of five Embassy Suites hotels and three Doubletree Guest Suites hotels located in seven states. Following the acquisition, six of the eight hotels are expected to be operated as Embassy Suites hotels and be managed by Promus. The two remaining hotels are expected to be operated as Sheraton Suites hotels and will continue to be managed by Starwood Hotels & Resorts Worldwide, Inc. FelCor is currently evaluating a number of other potential hotel acquisition opportunities.

     Pending Merger With Bristol. On March 23, 1998, FelCor entered into a Merger Agreement (the "Merger Agreement") with Bristol Hotel Company ("Bristol") under which the owned and leased hotel assets of Bristol will be merged with and into FelCor (the "Merger). As a consequence of the Merger, Bristol's stockholders will acquire approximately 44% of the FelCor common stock outstanding immediately following the Merger and FelCor's board of directors will be reconstituted. In anticipation of the Merger, Bristol will spin-off (the "Spin-Off") its hotel operating business as a separate public company named Bristol Hotels & Resorts ("BHR"). The Bristol hotels acquired in the Merger will be leased to BHR.

     The proposed Merger with Bristol, in addition to being accretive to FelCor's forecasted funds from operations ("FFO") in each of the years 1998 through 2000, will provide FelCor with a number of perceived advantages, such as
(i) providing FelCor with further diversification into a new segment of the lodging industry, with a resulting increase in acquisition and growth opportunities, (ii) making FelCor the owner of the largest number of Holiday Hospitality branded hotels (including the Crowne Plaza and Holiday Inn brands, the latter of which is one of the most recognized brand names in America), (iii) creating a new strategic alliance with BHR, which will be the nation's largest operator of third party owned and branded hotels, (iv) establishing an independent third party lessee for the Bristol hotels acquired by FelCor and (v) enhancing FelCor's critical mass and market presence. In addition, these perceived benefits may be obtained without impairing or diminishing FelCor's long-standing relationship with Promus or its more recent relationship with Sheraton.

     Bristol is one of the largest owner/operators of full-service hotels in the United States, currently operating 101 hotels containing over 29,306 rooms, of which 89 hotels are owned or leased by Bristol. Bristol's hotels are primarily full-service hotels that operate in the mid-scale to upscale segments of the lodging industry. Bristol is the largest franchisee of Holiday Hospitality Corporation ("Holiday Hospitality") brands of hotels, including Crowne Plaza(R), Holiday Inns(R) and Holiday Inns Select(R) hotels, and also operates 19 hotels under other hotel brands, including Hampton Inn(R), Courtyard by Marriott(R) and Fairfield Inn(R). Bristol's hotels are located in 22 states and Canada, with hotels concentrated in major metropolitan areas of the South, East, Southwest and Pacific regions of the United States. For additional information regarding the hotels to be acquired by FelCor in the Merger, see "Recent
Developments -- Pending Merger with Bristol -- FelCor/Bristol Combined."

     Expanded Credit Facility. FelCor has entered into negotiations with its lenders (i) to increase its existing $550 million unsecured revolving credit facility up to $1 billion, and (ii) to provide a $200 million unsecured term loan facility. The purposes of these facilities will be to fund investments in existing and additional hotel properties, to refinance a portion of the debt assumed by FelCor from Bristol pursuant to the Merger and for general corporate purposes.

     First Quarter Operating Results. For the three months ended March 31, 1998, FelCor had revenues of $57.5 million compared to revenues of $36.6 million for the comparable period in 1997. The increase in revenues is due in part to the increase in hotels owned by FelCor from 58 at March 31, 1997 to 75 at March 31, 1998. In addition, the revenue per available room or suite ("RevPar") for the 58 hotels owned at both March 31, 1998 and 1997 increased 6.7% over the first quarter of 1997. FelCor's FFO for the three months ended March 31, 1998 totaled $41.7 million, as compared to FFO of $26.7 million, achieved for the three months ended March 31, 1997, representing a 56% increase in FFO. Net income before extraordinary charge increased from $0.39 per share on a diluted basis for the three months ended March 31, 1997, to $0.51 per share on a diluted basis for the three months ended March 31, 1998, an increase of 31%, before an extraordinary charge of $0.02 per share which was related to the write-off of deferred financing fees for the retirement of debt on nine joint venture hotels during the three months ended March 31, 1998.

                                  THE OFFERING

Securities Offered.........  5,000,000 Depositary Shares, each representing a
                             1/100 interest in a share of FelCor's 9% Series B Cumulative Redeemable Preferred Stock. Each owner of a Depositary Share is entitled to all proportional rights, preferences, privileges and obligations of an owner of Series B Preferred Stock. See "Description of Series B Preferred Stock and Depositary Shares."

Ranking....................  With respect to the payment of dividends and amounts upon liquidation, the Series B Preferred Stock will rank pari passu with FelCor's outstanding $1.95 Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and senior to FelCor's outstanding common stock (the "Common Stock"). See "Description of Series B Preferred Stock and Depositary Shares."

Use of Proceeds............  The net proceeds from the sale of the Depositary
                             Shares will be used to repay borrowings under FelCor's unsecured revolving credit facility used to acquire eight hotels on or about May 1, 1998. See "Use of Proceeds" and "Recent
                             Developments -- Pending Acquisition."

Dividends..................  Dividends on the Series B Preferred Stock are
                             cumulative from the date of original issuance, with each Depositary Share receiving dividends at the rate of 9% of the liquidation preference per annum (equivalent to $2.25 per annum per Depositary Share). Dividends will be payable quarterly on or before the last day of January, April, July, October (or, if not a business day, on the next succeeding business day) commencing on July 31, 1998. The first dividend will be prorated to reflect the original issuance of such Depositary Shares during a dividend period. Dividends on the Series B Preferred Stock will accrue from the date of the original issuance of the Depositary Shares regardless of whether FelCor (i) is prohibited by contract from the current payment of dividends,
                             (ii) has sufficient earnings or funds otherwise legally available for the payment of dividends or
                             (iii) has declared any such dividends. See
                             "Description of Series B Preferred Stock and
                             Depositary Shares -- Dividends."

Liquidation Preference.....  The Series B Preferred Stock will have a liquidation preference of $2,500 per share
                             (equivalent to $25 per Depositary Share), plus an amount equal to accrued and unpaid dividends. See "Description of Series B Preferred Stock and Depositary Shares -- Liquidation Preference."

Redemption.................  The Series B Preferred Stock is not redeemable prior to May 7, 2003. On and after May 7, 2003, the Series B Preferred Stock may be redeemed for cash at the option of FelCor, in whole or in part, at an amount equal to $25 per Depositary Share, plus all accrued and unpaid dividends thereon to the date of redemption. The redemption price (other than the portion consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of FelCor, which may include other series of preferred stock. See "Description of Series B Preferred Stock and Depositary
                             Shares -- Redemption."

Voting Rights..............  Holders of Depositary Shares generally will not have any voting rights, except as required by law. However, in the event dividends on the Series B Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, the holders of Depositary Shares (voting together, as a single class, with the holders of Series A Preferred Stock and of any other series of FelCor's preferred stock having like voting rights that are then exercisable) will be entitled to vote for the election of a total of two directors to FelCor's board of directors until all dividends accumulated on such shares of Series B Preferred Stock have been fully paid or set aside for payment. See "Description of Series B Preferred Stock and Depositary Shares -- Voting Rights."

No Conversion Rights.......  The Series B Preferred Stock is not convertible into or exchangeable for any other securities of FelCor. Under certain transfer restrictions contained in FelCor's Charter, however, the shares of Series B Preferred Stock may become excess shares in order, among other things, to ensure that FelCor remains qualified as a REIT for Federal income tax purposes. See "Certain Charter, Bylaw and Statutory Provisions -- Charter and Bylaw Provisions -- Restrictions on Ownership and Transfer " in the accompanying Prospectus.

Restrictions on
Ownership..................  To ensure that FelCor can satisfy certain ownership limitations applicable to REITs, no person may own (including ownership attributed to such person for Federal income tax purposes) more than 9.9% of any class of FelCor's capital stock. See "Certain Charter, Bylaw and Statutory Provisions -- Charter and Bylaw Provisions -- Restrictions on Ownership and Transfer " in the accompanying Prospectus.

Listing....................  FelCor is applying to list the Depositary Shares for trading on the New York Stock Exchange
                             ("NYSE"). If FelCor receives approval for the listing of such shares, trading on the NYSE is expected to commence within the 30-day period following the initial delivery of the Depositary Shares.

                                  RISK FACTORS

     An investment in the Series B Preferred Stock involves various risks. Investors should carefully consider the matters discussed below and beginning on page 5 of the accompanying Prospectus.

RISK THAT PENDING ACQUISITION AND MERGER WILL NOT CLOSE

     FelCor has agreed to acquire eight hotels from Starwood, provided that certain conditions are met. If these conditions are not met, it is possible that FelCor will not acquire these hotels. If FelCor does not acquire the eight hotels from Starwood, then the net proceeds from the Offering would be used, at least temporarily, to pay a portion of FelCor's other existing indebtedness. In addition, a number of conditions must be satisfied before completion of the Merger with Bristol, including stockholder approval of the transaction by both FelCor and Bristol. The holders of a majority of Bristol's common shares have agreed to vote in favor of the transaction. If the conditions to the Merger are not satisfied before September 30, 1998, either FelCor or Bristol may choose to terminate the Merger Agreement.

INTEGRATION OF BRISTOL'S ASSETS; REALIZATION OF ANTICIPATED BENEFITS

     If the Merger is completed, it will more than double the number of hotels owned by FelCor. Although the newly acquired hotels will be operated by BHR under long-term leases, FelCor will be required to integrate these hotels into its hotel portfolio and may need additional people and resources to handle the increased work load. If FelCor is unable to successfully integrate the newly acquired hotels into its portfolio, FelCor's business, financial condition and results of operations could suffer. A large number of the Bristol hotels to be acquired by FelCor in the Merger are in the process of, or awaiting, substantial renovation, modernization and repositioning. The exchange ratio was established, in part, based on the anticipated effects of such renovations, modernization and repositioning plans. If the implementation of these plans does not yield the anticipated results, FelCor may have paid too much for the Bristol hotels.

RISKS OF LEVERAGE, FLOATING RATE DEBT AND INABILITY TO RETAIN EARNINGS

     Bristol is more highly leveraged than FelCor, which will result in an increase in FelCor's leverage following the Merger. At December 31, 1997, on a pro forma basis, FelCor would have had outstanding indebtedness of $1.5 billion, 46% of which would have been secured. FelCor's pro forma ratio of EBITDA to interest paid for the year ended December 31, 1997 was 3.4x. Of FelCor's pro forma indebtedness at December 31, 1997, $434.0 million provided for the payment of interest at floating rates. Most of this floating rate debt bears interest at a rate equal to between 0.45% and 1.75% plus the 30-day LIBOR. At December 31, 1997, the 30-day LIBOR was 5.71875%. Changes in economic conditions could result in higher interest rates, thereby increasing FelCor's interest expense on its floating rate debt and reducing funds available for distribution to FelCor's stockholders. In order to qualify as a REIT, FelCor must distribute to its stockholders, annually, at least 95% of its net taxable income (excluding capital gains) and, accordingly, cannot retain any substantial portion of its earnings to meet its capital needs.

     After the Merger, FelCor anticipates refinancing a substantial portion of Bristol's long-term debt. However, the capital markets are volatile, and there can be no assurance that FelCor will be successful in refinancing Bristol's debt.

TAX RISKS

     Failure to Distribute Bristol's Earnings and Profits in 1998 Would Cause FelCor to Fail to Qualify as a REIT. At the end of any taxable year, a REIT may not have any accumulated earnings and profits (described generally for federal income tax purposes as cumulative undistributed net income) from a non-REIT corporation. Accordingly, by the end of 1998, FelCor must pay out to its stockholders an amount equal to Bristol's accumulated earnings and profits through the date of the Merger. If FelCor failed to pay out such amount for its 1998 taxable year, it would fail to qualify as a REIT.

     Sale of Assets Acquired from Bristol Within Ten Years After the Merger Will Result in Corporate Tax. If FelCor sells any asset acquired from Bristol within ten years after the Merger and recognizes gain, FelCor will be taxed at the highest corporate rate on an amount equal to the lesser of (i) the recognized gain and (ii) the excess of (A) the fair market value of the asset over (B) the adjusted basis of the asset as of the Merger.

                            BUSINESS AND PROPERTIES

     FelCor is a REIT that, at April 23, 1998, owned interests in 76 hotels with a aggregate of 18,596 suites/ rooms in 28 states through its 92.4% general partner interest in the Operating Partnership. Fifty-two of the FelCor Hotels are operated as Embassy Suites hotels (of which 28 were converted from other brands), 14 are operated as Doubletree Guest Suites hotels, seven are operated as Sheraton hotels (five of which are upscale, full-service traditional non-suite hotels), two are operated as traditional non-suite Doubletree hotels (one of which is in the process of conversion to a Doubletree hotel) and one is operated as a Hilton Suites hotel. Sixty-six of the FelCor Hotels are managed by Promus, which includes Doubletree. Promus is the largest operator of all-suite, full-service hotels in the United States. Of the remaining FelCor Hotels, seven are managed by Sheraton and three are managed by independent management companies. FelCor is the owner of the largest number of Embassy Suites hotels in the world. FelCor has historically focused upon the acquisition of hotels in the upscale all-suite and full-service segments of the lodging industry. For additional information regarding the FelCor Hotels, see "Recent
Developments -- Pending Merger With Bristol -- FelCor/Bristol Combined."

     To enable FelCor to satisfy certain requirements for qualification as a REIT, neither it nor the Operating Partnership can operate the hotels in which they invest. Accordingly, the Operating Partnership and its subsidiaries typically lease the FelCor Hotels to DJONT Operations, L.L.C., or one of its consolidated subsidiaries (collectively, "DJONT"), pursuant to leases ("Percentage Leases") generally with initial terms of ten years that provide for rent equal to the greater of a minimum base rent ("Base Rent") or a percentage rent ("Percentage Rent") based on hotel suite/room revenues and food and beverage revenues and rents.

     All of the voting interests in DJONT (constituting a 50% equity interest) are beneficially owned by Hervey A. Feldman and Thomas J. Corcoran, Jr. Mr. Feldman and Mr. Corcoran are co-founders of FelCor, serve on its Board of Directors and, respectively, are the Chairman of the Board and the President and Chief Executive Officer of FelCor. The remaining non-voting 50% equity interest in DJONT is beneficially owned by the children of Charles N. Mathewson, a director of FelCor.

     FelCor seeks to increase operating cash flow and enhance stockholder value through both internal growth and acquisitions. It seeks to acquire, at less than replacement cost, existing hotels that are underperforming, due to the need for capital improvements or poor management or franchise affiliation, and to add value through its active asset management and strategic investment of capital. FelCor also may add suites at its existing hotels where demand warrants and expects to acquire 90% interests in four to seven new Embassy Suites hotels to be developed by Promus and in which Promus will own the remaining interest. Subject to reaching agreement on specific sites and budgets for development of these new hotels, the first of these hotels is expected to open in late 1999. FelCor's internal growth strategy is to utilize its asset management expertise to improve the quality of its hotels by renovating, upgrading and repositioning, thereby improving the revenue performance of its hotels, and to participate through the Percentage Leases in any resulting growth in revenues.

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

     During the period from January 1, 1998, to April 23, 1998, FelCor acquired three hotels with an aggregate of 596 suites and rooms for approximately $57.4 million in cash and Units in the Operating Partnership. These three hotels are
(i) a 194-suite Doubletree Guest Suites hotel located in downtown Columbus, Ohio, (ii) a traditional 154-room upscale full-service hotel with approximately 13,000 sq. ft. of meeting space located in Wilmington, Delaware which is scheduled to be expanded by approximately 100 rooms and converted into a Doubletree hotel during 1999, and (iii) a traditional 248-room upscale full-service Doubletree hotel with approximately 11,000 sq. ft. of meeting space located in Aurora, Colorado.

PENDING ACQUISITION

     FelCor has entered into an agreement to purchase eight upscale full-service, all-suite hotels from Starwood for an aggregate cash purchase price of approximately $245 million (see "Use of Proceeds"). These hotels have a total of 1,898 suites and consist of five Embassy Suites hotels and three Doubletree Guest Suites hotels located in seven states. Following the acquisition, six of the eight hotels are expected to be operated as Embassy Suites hotels and be managed by Promus. The two remaining hotels are expected to be operated as Sheraton Suites hotels and will continue to be managed by Starwood Hotels & Resorts Worldwide, Inc. FelCor is currently evaluating a number of other potential hotel acquisition opportunities.

PENDING MERGER WITH BRISTOL

  General

     On March 23, 1998, FelCor entered into a Merger Agreement with Bristol under which the owned and leased hotel assets of Bristol will be merged with and into FelCor. As a consequence of the Merger, Bristol's stockholders will acquire approximately 44% of the FelCor Common Stock outstanding immediately following the Merger and FelCor's board of directors will be reconstituted. In anticipation of the Merger, Bristol will spin-off its hotel operating business as a separate public company named Bristol Hotels & Resorts. The Bristol hotels acquired in the Merger will be leased to BHR.

     The proposed Merger with Bristol, in addition to being accretive to FelCor's forecasted FFO in each of the years 1998 through 2000, will provide FelCor with a number of perceived advantages, such as (i) providing FelCor with further diversification into a new segment of the lodging industry, with a resulting increase in acquisition and growth opportunities, (ii) making FelCor the owner of the largest number of Holiday Hospitality branded hotels (including the Crowne Plaza and Holiday Inn brands, the latter of which is one of the most recognized brand names in America), (iii) creating a new strategic alliance with BHR, which will be the nation's largest operator of third party owned and branded hotels, (iv) establishing an independent third party lessee for the Bristol hotels acquired by FelCor and (v) enhancing FelCor's critical mass and market presence. In addition, these perceived benefits may be obtained without impairing or diminishing FelCor's long-standing relationship with Promus or its more recent relationship with Sheraton.

     Bristol is one of the largest owner/operators of full-service hotels in the United States, currently operating 101 hotels containing over 29,306 rooms, of which 89 hotels are owned or leased by Bristol. Bristol's hotels are primarily full-service hotels that operate in the mid-scale to upscale segments of the lodging industry. Bristol is the largest franchisee of Holiday Hospitality brands of hotels, including Crowne Plaza, Holiday Inns and Holiday Inns Select hotels, and also operates 19 hotels under other hotel brands, including Hampton Inn, Courtyard by Marriott and Fairfield Inn. Bristol's hotels are located in 22 states and Canada, with hotels concentrated in major metropolitan areas of the South, East, Southwest and Pacific regions of the United States. For additional information regarding the hotels to be acquired by FelCor in the Merger, see
"-- FelCor/Bristol Combined."

     On April 30, 1998, Bristol completed the acquisition of 20 midwestern hotels with a total of 3,456 rooms (the "Omaha Acquisition"), through a merger with Omaha Hotel, Inc. and the purchase of an individual hotel. The hotels included in the Omaha Acquisition consist of nine full-service Holiday Inn hotels, five Holiday Inn Express(R) hotels, five Hampton Inn hotels and one Homewood Suites(R) hotel, with locations in Omaha, Nebraska; Moline, Illinois; Davenport, Iowa; central Kansas and Midland/Odessa, Texas. Seven of the nine full-service hotels have undergone major property improvement plans over the past 24 months. Of the five Holiday Inn Express hotels, one is a new construction project set to open for business in mid-1998 and two others are newly built hotels that opened in the past two years. Assuming that the Merger closes as currently contemplated, the hotels that are the subject of the Omaha Acquisition will be acquired by FelCor in the Merger.

     In November 1997, Bristol initiated a comprehensive redevelopment and rebranding program (the "Redevelopment and Rebranding Program") which entails exterior and interior reconstruction of and renovations to 41 of its hotels that were acquired from Holiday Inns, Inc. in April 1997, three hotels acquired during 1997, as well as the rebranding of seven hotels operated under Bristol's own brand names to Crowne Plaza and Holiday Inn & Suites properties. The Redevelopment and Rebranding Program is expected to be substantially complete by the end of 1999. FelCor currently expects to continue and fund the Redevelopment and Rebranding Program following the Merger.

     In addition to the renovations, Bristol expects to rebrand 13 of its 41 Holiday Inn hotels primarily to the Crowne Plaza brand. Bristol believes the conversions to the Crowne Plaza brand will enable the hotels to more effectively compete in the markets in which they operate.

  FelCor/Bristol Combined

     As a result of the Merger, Bristol will be merged into FelCor, which will be the surviving corporation and which will change its name to "FelCor Lodging Trust Incorporated." FelCor will succeed to the ownership, either directly or through Bristol's subsidiaries, of Bristol's 89 owned or leased hotels, and of the 20 hotels acquired by Bristol in the Omaha Acquisition (collectively, the "Bristol Hotels"). Following the Merger, FelCor will continue to operate as a REIT. It is expected that FelCor will contribute ownership of the Bristol Hotels to the Operating Partnership, in which, following such contribution, FelCor will have a 95.7% general partner interest, on a pro forma basis.

     Following the Merger, FelCor will own interests in 193 hotels (assuming completion of FelCor's purchase of eight hotels from Starwood and the Redevelopment and Rebranding Program), with an aggregate of 49,255 suites/rooms in 34 states and Canada, as shown in the following table.

                      COMBINED HOTEL PORTFOLIO COMPOSITION

                                   FELCOR HOTELS       BRISTOL HOTELS     COMBINED HOTELS
                                  ----------------    ----------------    ----------------
BRAND                             HOTELS    ROOMS     HOTELS    ROOMS     HOTELS    ROOMS
-----                             ------    ------    ------    ------    ------    ------
Upscale All Suite
  Embassy Suites................    58      14,265                          58      14,265
  Doubletree Guest Suites.......    14       2,713                          14       2,713
  Sheraton Suites...............     4         984                           4         984
  Hilton Suites.................     1         174                           1         174
  Crowne Plaza suites...........                         1         295       1         295
  Homewood Suites...............                         1         108       1         108
  Bristol House.................                         1         127       1         127
                                    --      ------     ---      ------     ---      ------
       Subtotal.................    77      18,136       3         530      80      18,666
Upscale Full Service
  Crowne Plaza..................                        19       6,814      19       6,814
  Doubletree Hotel..............     2         402                           2         402
  Harvey Hotel..................                         5       1,486       5       1,486
  Sheraton......................     5       1,956                           5       1,956
                                    --      ------     ---      ------     ---      ------
       Subtotal.................     7       2,358      24       8,300      31      10,658
Full Service
  Holiday Inn...................                        48      13,139      48      13,139
  Holiday Inn Select............                         6       2,145       6       2,145
  Ramada........................                         1         220       1         220
  Days Inn......................                         1         157       1         157
  Courtyard by Marriott.........                         2         420       2         420
  Holiday Inn & Suites..........                         1         285       1         285
  Independent...................                         1         181       1         181
                                                       ---      ------     ---      ------
       Subtotal.................                        60      16,547      60      16,547
Limited Service
  Holiday Inn Express...........                         8       1,113       8       1,113
  Fairfield Inn.................                         5         931       5         931
  Hampton Inn...................                         9       1,310       9       1,310
                                                       ---      ------     ---      ------
       Subtotal.................                        22       3,354      22       3,354
                                    --      ------     ---      ------     ---      ------
          Total.................    84      20,494     109      28,731     193      49,225

     The FelCor Hotels will continue to be leased by the Operating Partnership to DJONT. DJONT is currently considering the possibility of transferring its leasehold interests to unrelated third parties, including the possible transfer of leases covering ten hotels to BHR. The Bristol Hotels will be leased by the Operating Partnership to BHR, pursuant to leases similar to the Percentage Leases. BHR and FelCor will be independent public companies with no overlap in management or boards of directors. However, BHR's two largest stockholders, following the Merger, will have significant ownership interests in FelCor and will have representatives on the Boards of Directors of both FelCor and BHR, including the Chairman of the Board of FelCor. Because of this ownership and the substantial relationship between the two companies arising out of BHR's leasing and operation of the Bristol Hotels following the Merger, it is anticipated that the two companies will have a strategic alliance in the acquisition and redevelopment of additional hotels. FelCor will maintain its existing headquarters facilities in Dallas, and BHR will assume responsibility for Bristol's employees and existing headquarters facilities in Dallas.

     At December 31, 1997, on a pro forma basis, FelCor would have had outstanding indebtedness of $1.5 billion, as compared to $477 million in actual total indebtedness for FelCor alone. FelCor's pro forma ratio of EBITDA to interest paid for the year ended December 31, 1997 would have been 3.4x. Of FelCor's pro forma indebtedness at December 31, 1997, $434.0 million would have provided for the payment of interest at floating rates. See "Selected Consolidated Pro Forma and Historical Financial Data."

     Following the Merger, FelCor anticipates refinancing a substantial portion of Bristol's debt through the issuance of debt and equity securities. FelCor will seek to refinance a portion of the Bristol debt to reduce interest cost and replace certain existing secured debt of Bristol with unsecured debt or equity financing. No assurance can be given that FelCor will be successful in effecting any such refinancing.

     In connection with the Merger, the Board of Directors of FelCor will be reconstituted. The number of directors will increase from seven to 10 members. The seven directors of FelCor will continue as directors of FelCor following the Merger, but their terms of office will be revised as a result of the Merger. Hervey A. Feldman, a co-founder of FelCor and its Chairman of the Board, will retire from the FelCor Board at FelCor's 1998 Annual Meeting and will assume the title of Chairman Emeritus. The following three Bristol directors will be added to the Board of Directors of FelCor in connection with the Merger: Donald J. McNamara (who will become Chairman of the Board of FelCor), Robert L. Lutz, Jr., and Richard C. North. In connection with the Merger, each of Bass America, Inc. and Holiday Corporation (the "Holiday Entities"), and United/Harvey Holdings, L.P. ("Holdings"), who together are the majority stockholders of Bristol, will agree to vote their FelCor Common Stock to elect one designee of each of the Holiday Entities and Holdings to the Board of Directors of FelCor, so long as each of the Holiday Entities and their affiliates, on the one hand, and Holdings and its affiliates, on the other hand, continue to own at least 25% of the FelCor Common Stock obtained by them in the Merger.

     Other than Mr. Feldman's retirement and the appointment of Mr. McNamara as Chairman of the Board of FelCor, the officers of FelCor are not expected to change as a result of the Merger.

                                USE OF PROCEEDS

     The net proceeds to FelCor from the sale of the Depositary Shares offered hereby is expected to be approximately $120.9 million ($139.1 million if the over-allotment option is fully exercised). FelCor will contribute the net proceeds to the Operating Partnership in exchange for preferred units having economic terms substantially identical with the Series B Preferred Stock ("Series B Preferred Units"). The Operating Partnership will apply such proceeds to the repayment of borrowings under FelCor's $550 million unsecured line of credit (the "Line of Credit") used to fund the acquisition of eight hotels from Starwood announced on April 20, 1998. See "Recent Developments -- Pending Acquisition." On April 20, 1998, approximately $182 million of indebtedness was outstanding on FelCor's Line of Credit, which bore interest at a weighted average interest rate of 8.4%.

                                 CAPITALIZATION

     The following table sets forth the capitalization of FelCor as of December 31, 1997 and on a pro forma basis assuming that each of the following occurred as of December 31, 1997: (i) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," (ii) the acquisition of the 11 hotels described under "Recent Developments -- Recent Acquisitions" and "-- Pending Acquisition," (iii) the Omaha Acquisition, (iv) the Spin-Off and (v) the Merger.

     The capitalization table should be read in conjunction with (i) "Management's Discussion and Analysis of Financial Condition and Results of Operations" and FelCor's financial statements and notes hereto included in FelCor's Annual Report on Form 10-K for the year ended December 31, 1997 and
(ii) the unaudited pro forma financial statements of FelCor included elsewhere herein.

                                                                 DECEMBER 31, 1997
                                                              ------------------------
                                                              HISTORICAL    PRO FORMA
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Debt:
  Line of Credit............................................  $  136,000    $  483,371
  $175M Senior unsecured notes, net of discount.............     174,122       174,122
  $125M Senior unsecured notes, net of discount.............     124,023       124,023
  Senior mortgage notes payable.............................                   599,834
  Renovation loan...........................................      25,000        25,000
  Collateralized mortgage notes.............................       5,931        59,520
  Capitalized leases........................................      11,093        15,491
  Other.....................................................         650           650
                                                              ----------    ----------
          Total debt........................................     476,819     1,482,011
                                                              ----------    ----------
  Minority interest in Operating Partnership................      73,451        92,334
                                                              ----------    ----------
Shareholders' equity:
  Preferred Stock, $0.01 par value, 10,000 shares
     authorized:
     Series A Preferred Stock...............................     151,250       151,250
     Series B Preferred Stock...............................                   125,000
  Common Stock..............................................         378           689
  Additional paid-in capital................................   1,003,501     2,136,409
  Unearned officers' and directors' compensation............      (1,754)         (881)
  Distributions in excess of earnings.......................     (33,771)      (33,771)
  Less common stock in treasury, at cost....................     (41,106)      (41,106)
                                                              ----------    ----------
                                                               1,078,498     2,337,590
                                                              ----------    ----------
          Total capitalization..............................  $1,628,768    $3,911,935
                                                              ==========    ==========
Cash and cash equivalents...................................  $   17,543    $   17,543
                                                              ==========    ==========

         SELECTED CONSOLIDATED PRO FORMA AND HISTORICAL FINANCIAL DATA

     The following tables set forth selected pro forma and historical operating and financial data for FelCor and DJONT. The selected historical financial data for FelCor and DJONT for the years ended December 31, 1997, 1996 and 1995 has been derived from the historical financial statements of FelCor and DJONT and the notes thereto, audited by Coopers & Lybrand, L.L.P., independent accountants. The selected historical financial data for FelCor and DJONT is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and Notes of FelCor and DJONT contained in FelCor's Annual Report on Form 10-K for the year ended December 31, 1997.

     The pro forma operating and other data is presented as if the following occurred on January 1, 1997: (i) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," (ii) the acquisition of interests in 30 hotels acquired by FelCor in 1997, (iii) the common stock offerings made by FelCor in 1997, (iv) the issuance of $300 million in senior unsecured notes in 1997, (v) the acquisition of the 11 hotels described under "Recent Developments -- Recent Acquisitions" and "-- Pending Acquisition," (vi) the Omaha Acquisition, (vii) the Spin-Off and (viii) the Merger.

     The pro forma balance sheet data is presented as if the following transactions occurred as of December 31, 1997: (i) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds,"
(ii) the acquisition of the 11 hotels described under "Recent
Developments -- Recent Acquisitions" and "-- Pending Acquisition," (iii) the Omaha Acquisition, (iv) the Spin-Off and (v) the Merger.

     The FelCor selected pro forma operating and financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the unaudited pro forma financial statements of FelCor. See "Pro Forma Financial Information." The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of FelCor would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations of FelCor.

                           FELCOR SUITE HOTELS, INC.

          SELECTED CONSOLIDATED PRO FORMA AND HISTORICAL OPERATING AND
                                 FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   HISTORICAL
                                                         PRO FORMA     -----------------------------------
                                                        (UNAUDITED)          YEAR ENDED DECEMBER 31,
                                                        -----------    -----------------------------------
                                                           1997           1997         1996        1995
                                                        -----------    ----------    --------    ---------
OPERATING DATA:
REVENUE
  Percentage lease revenue............................  $  441,768     $  169,114    $ 97,950    $  23,787
  Equity in income from unconsolidated entities.......       8,788          6,963       2,010          513
  Other revenue.......................................                        574         984        1,691
                                                        ----------     ----------    --------    ---------
TOTAL REVENUE.........................................     450,556        176,651     100,944       25,991
                                                        ----------     ----------    --------    ---------
EXPENSES
  General and administrative..........................       5,163          3,743       1,819          870
  Depreciation........................................     122,907         50,798      26,544        5,232
  Taxes, insurance and other..........................      68,206         23,093      13,897        2,563
  Interest expense....................................     112,656         28,792       9,803        2,004
  Minority interest in Operating Partnership..........       6,022          5,817       5,590        3,131
  Minority interest in other partnerships.............       1,157            573
                                                        ----------     ----------    --------    ---------
TOTAL EXPENSES........................................     316,111        112,816      57,653       13,800
                                                        ----------     ----------    --------    ---------
INCOME BEFORE EXTRAORDINARY CHARGE....................     134,445         63,835      43,291       12,191
  Extraordinary charge from write off of deferred
    financing fees....................................                        185       2,354
                                                        ----------     ----------    --------    ---------
NET INCOME............................................     134,445         63,650      40,937       12,191
  Preferred dividends.................................      23,047         11,797       7,734
                                                        ----------     ----------    --------    ---------
NET INCOME APPLICABLE TO COMMON SHAREHOLDERS..........  $  111,398     $   51,853    $ 33,203    $  12,191
                                                        ==========     ==========    ========    =========
BASIC EARNINGS PER SHARE(1)
  Income applicable to common shareholders before
    extraordinary charge..............................  $     1.65     $     1.67    $   1.54    $    1.71
  Extraordinary charge................................                      (0.01)      (0.10)
                                                        ----------     ----------    --------    ---------
  Net income applicable to common shareholders........  $     1.65     $     1.66    $   1.44    $    1.71
                                                        ==========     ==========    ========    =========
  Weighted average common shares outstanding..........      67,630         31,269      23,023        7,137
                                                        ==========     ==========    ========    =========
DILUTED EARNINGS PER SHARE(1)
  Income applicable to common shareholders before
    extraordinary charge..............................  $     1.62     $     1.65    $   1.53    $    1.69
  Extraordinary charge................................                      (0.01)      (0.10)
                                                        ----------     ----------    --------    ---------
  Net income..........................................  $     1.62     $     1.64    $   1.43    $    1.69
                                                        ==========     ==========    ========    =========
  Weighted average common shares outstanding..........      68,627         31,610      23,218        7,199
                                                        ==========     ==========    ========    =========

                           FELCOR SUITE HOTELS, INC.

          SELECTED CONSOLIDATED PRO FORMA AND HISTORICAL OPERATING AND
                         FINANCIAL DATA -- (CONTINUED)

                                                                                   HISTORICAL
                                                         PRO FORMA     -----------------------------------
                                                        (UNAUDITED)          YEAR ENDED DECEMBER 31,
                                                        -----------    -----------------------------------
                                                           1997           1997         1996        1995
                                                        -----------    ----------    --------    ---------
OTHER DATA:
  Cash dividends per common share(2)..................  $     2.10     $     2.10    $   1.92    $    1.84
  Funds From Operations(3)............................     262,296        129,815      77,141       20,707
  Weighted average common shares and units
    outstanding(4)....................................      76,217         39,157      29,306        8,989
  EBITDA(5)...........................................     379,016        153,496      86,583       22,203
  Ratio of EBITDA to interest paid....................         3.4x           7.2x        9.4x        15.1x
  Ratio of earnings to combined fixed charges and
    preferred dividends(6)............................         1.9x           2.4x        3.1x         8.6x
  Cash provided by financing activities...............          --        600,132     251,906      407,897
  Cash provided by operating activities...............          --         97,478      67,494       17,003
  Cash used in investing activities...................          --       (687,860)   (478,428)    (259,197)
BALANCE SHEET DATA:
  Cash and short term investments.....................  $   17,543     $   17,543    $  7,793    $ 166,821
  Investment in hotel properties, net.................   3,814,398      1,489,764     899,691      325,155
  Investment in unconsolidated entities...............     145,387        132,991      59,867       13,819
  Total assets........................................   4,026,918      1,673,364     978,788      548,359
  Debt and capital lease obligations..................   1,482,011        476,819     239,425       19,666
  Minority interest in Operating Partnership..........      92,334         73,451      76,112       58,837
  Shareholders' equity................................   2,337,590      1,078,498     641,926      461,386

---------------

(1) In 1997, FelCor adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which established new standards for computing and presenting earnings per share. Earnings per share for all periods presented have been calculated according to this standard. Basic earnings per share have been computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding. Diluted earnings per share have been computed by dividing net income applicable to common shares by the weighted average number of common shares and equivalents outstanding. Common share and unit equivalents that have a dilutive effect represent stock options issued to officers and key employees and unvested restricted stock grants issued to certain officers of FelCor.

(2) Pro forma cash dividends per common share do not include a one-time distribution of the accumulated earnings and profits of Bristol.

(3) The White Paper on Funds From Operations approved in March 1995 by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines Funds From Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after comparable adjustments for FelCor's portion of these items related to unconsolidated entities and joint ventures. FelCor believes that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of FelCor to incur and service debt, to make capital expenditures and to fund other cash needs. FelCor computes Funds From Operations in accordance with standards established by NAREIT which may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than FelCor. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of FelCor's financial performance or to cash flow from operating activities

                           FELCOR SUITE HOTELS, INC.

          SELECTED CONSOLIDATED PRO FORMA AND HISTORICAL OPERATING AND
                         FINANCIAL DATA -- (CONTINUED)

    (determined in accordance with GAAP) as a measure of FelCor's liquidity, nor is it indicative of funds available to fund FelCor's cash needs, including its ability to make cash distributions. Funds From Operations may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties.

     The following is a reconciliation of net income to Funds From Operations:

                                                                           HISTORICAL
                                                                 ------------------------------
                                                   PRO FORMA        YEAR ENDED DECEMBER 31,
                                                  (UNAUDITED)    ------------------------------
                                                     1997          1997       1996       1995
                                                  -----------    --------    -------    -------
    Net income..................................   $134,445      $ 63,650    $40,937    $12,191
    Less: Dividends on Series B Preferred
      Stock.....................................    (11,250)
    Add:
    Minority interest in Operating
      Partnership...............................      6,022         5,817      5,590      3,131
    Depreciation................................    122,907        50,798     26,544      5,232
    Depreciation from unconsolidated entities...     10,172         9,365      1,716        153
    Extraordinary charge from write off of
      deferred financing fees...................                      185      2,354
                                                   --------      --------    -------    -------
    Funds From Operations (FFO).................   $262,296      $129,815    $77,141    $20,707
                                                   ========      ========    =======    =======

(4) Weighted average common shares and units are computed including dilutive options, unvested restricted stock grants and assuming conversion of convertible preferred stock to common stock.

(5) EBITDA is computed by adding net income, minority interest in the Operating Partnership, interest expense, FelCor's portion of interest expense from unconsolidated entities, income taxes, depreciation expense, amortization expense, extraordinary expenses and cash distributions paid by unconsolidated entities and deducting extraordinary income and equity in income from unconsolidated entities. A reconciliation of Funds From Operations to EBITDA is as follows (in thousands):

                                                                   HISTORICAL
                                                         ------------------------------
                                           PRO FORMA        YEAR ENDED DECEMBER 31,
                                          (UNAUDITED)    ------------------------------
                                             1997          1997       1996       1995
                                          -----------    --------    -------    -------
Funds From Operations...................   $262,296      $129,815    $77,141    $20,707
  Add back:
     Interest expense...................    112,656        28,792      9,803      2,004
     Interest expense from
       unconsolidated entities..........      6,453         5,896        819
     Amortization expense...............      1,110         1,110        592        158
     Cash distributions from
       unconsolidated entities..........      4,211         4,211      1,954
     Dividends on Series B Preferred
       Stock............................     11,250
  Deduct:
     Equity in income from
       unconsolidated entities..........     (8,788)       (6,963)    (2,010)      (513)
     Depreciation from unconsolidated
       entities.........................    (10,172)       (9,365)    (1,716)      (153)
                                           --------      --------    -------    -------
EBITDA..................................   $379,016      $153,496    $86,583    $22,203
                                           ========      ========    =======    =======

(6) For purpose of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of net income plus fixed charges and minority interest in the Operating Partnership, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

                            DJONT OPERATIONS, L.L.C.

         SELECTED CONSOLIDATED HISTORICAL OPERATING AND FINANCIAL DATA
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997        1996       1995
                                                              --------    --------    -------
Suite revenue...............................................  $456,614    $234,451    $65,649
Food and beverage rent......................................     4,393       2,334        534
Food and beverage revenue...................................    34,813      15,119      2,462
Other revenue...............................................    38,690      17,340      3,924
                                                              --------    --------    -------
          Total revenue.....................................   534,510     269,244     72,569
Hotel expenses..............................................   128,077      66,236     18,455
Operating expenses..........................................   189,783      98,727     26,575
Percentage lease expenses...................................   216,990     107,935     26,945
Lessee overhead expense.....................................     2,332       1,776        834
                                                              --------    --------    -------
          Net loss..........................................  $ (2,672)   $ (5,430)   $  (240)
                                                              ========    ========    =======

                    DESCRIPTION OF SERIES B PREFERRED STOCK
                             AND DEPOSITARY SHARES

     This description of the particular terms of the Series B Preferred Stock and the Depositary Shares offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock and Depositary Shares set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     FelCor is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), in one or more series, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption in each case, if any, as the Board of Directors of FelCor may determine by adoption of applicable articles supplementary (an "Articles Supplementary") to FelCor's Charter, without any further vote or action by the stockholders. See "Description of Preferred Stock -- Terms" in the accompanying Prospectus.

     On April 20, 1998, a form of Articles Supplementary was adopted determining the terms of a series of Preferred Stock consisting of 57,500 shares, designated 9% Series B Cumulative Redeemable Preferred Stock ("Series B Articles Supplementary"). The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter and the Series B Articles Supplementary, each of which is available from FelCor.

     FelCor intends to contribute or otherwise transfer the net proceeds of the sale of the Depositary Shares to the Operating Partnership in exchange for Series B Preferred Units in the Operating Partnership, the economic terms of which will be substantially identical to the Series B Preferred Stock. The Operating Partnership will be required to make all required distributions on the Series B Preferred Units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the Series B Preferred Stock) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in the Operating Partnership, except for any other series of preference units ranking on a parity with the Series B Preferred Units as to distributions and/or liquidation rights and except for distributions required to enable FelCor to maintain its qualification as a REIT.

     Each Depositary Share represents a 1/100 fractional interest in a share of Series B Preferred Stock. The shares of Series B Preferred Stock will be deposited with SunTrust Bank Atlanta, Georgia, as Depositary (the "Preferred Stock Depositary"), under a Deposit Agreement (the "Depositary Agreement") among FelCor, the Preferred Stock Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Stock Depositary thereunder. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share will be entitled to all the rights and preferences of a 1/100 fractional interest in a share of Series B Preferred Stock (including dividend, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying Prospectus.

RANKING

     The Series B Preferred Stock ranks pari passu with FelCor's outstanding Series A Preferred Stock and senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.

     While any shares of Series B Preferred Stock are outstanding, FelCor may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series B Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series B Preferred Stock. However, FelCor may create additional classes of stock, increase the authorized number of shares of Preferred Stock or issue series of Preferred Stock ranking junior to or on a parity with the Series B Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series B Preferred Stock. See "-- Voting Rights" below.

DIVIDENDS

     Holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of FelCor, out of funds legally available for payment, cash distributions declared or paid for the corresponding period payable at the rate of 9% of the liquidation preference per annum (equivalent to $2.25 per annum per Depositary Share). Dividends on the Series B Preferred Stock are payable quarterly in arrears on the last calendar day of January, April, July and October of each year, commencing July 31, 1998 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Each such dividend is payable to holders of record as they appear on the stock records of FelCor at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. Dividends will be cumulative, whether or not in any dividend period or periods there shall be funds of FelCor legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulations of dividends on the Series B Preferred Stock will not bear interest. Dividends payable on the Series B Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock (as herein defined) unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series B Preferred Stock for all prior dividend periods and the then current dividend period. If accrued dividends on the Series B Preferred Stock and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series B Preferred Stock and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series B Preferred Stock and such Parity Stock.

     Unless all dividends then required to be paid on the Series B Preferred Stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, FelCor will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as herein defined) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock (subject to certain exceptions), through a sinking fund or otherwise. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

     As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock and (ii) the term "Junior Stock" means the Common Stock, and any other class of capital stock of FelCor now or hereafter issued and outstanding that ranks junior to the Series B Preferred Stock as to the payment of dividends or amounts upon liquidation, dissolution or winding up of FelCor and (iii) the term "Parity Stock" means any other class or series of capital stock of FelCor now or hereafter issued and outstanding (including the Series A Preferred Stock) that ranks equally with the Series B Preferred Stock as to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.

     The Operating Partnership will be required to make all required distributions to FelCor on the Series B Preferred Units that will mirror FelCor's payment of dividends on the Series B Preferred Stock (including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the Series B Preferred Stock) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in the Operating Partnership, except for distributions required in connection with any other shares of FelCor ranking senior to or on a parity with the Series B Preferred Stock as to dividends and/or liquidation rights and except for distributions required to enable FelCor to maintain its qualification as a REIT.

     FelCor's Line of Credit and the indenture under which FelCor's senior notes are issued include covenants that restrict the ability of FelCor to declare and pay dividends. In general, these agreements contain exceptions to the limitations to allow the Operating Partnership to make distributions necessary to allow FelCor to maintain its status as a REIT. FelCor does not believe that these covenants will adversely affect the ability of the Operating Partnership to make distributions in an amount sufficient to permit FelCor to pay dividends with respect to the Series B Preferred Stock.

REDEMPTION

     Shares of Series B Preferred Stock are not redeemable by FelCor prior to May 7, 2003. On and after May 7, 2003, FelCor at its option upon not less than 30 nor more than 60 days' written notice, may redeem the Series B Preferred Stock (and the Preferred Stock Depositary will redeem the number of Depositary Shares representing the shares of Series B Preferred Stock so redeemed upon not less than 30 days' written notice to the holders thereof), in whole or in part, at any time or from time to time, at a redemption price of $2,500.00 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent FelCor has funds legally available therefor. The redemption price of the Series B Preferred Stock (other than any portion thereof consisting of accrued and unpaid distributions) may be paid solely from the sale proceeds of other capital stock of FelCor and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participations, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Depositary Receipts evidencing Depositary Shares to be redeemed shall surrender such Depositary Receipts at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any Depositary Shares has been given and if the funds necessary for such redemption have been set aside by FelCor in trust for the benefit of the holders of any Depositary Shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such Depositary Shares, such Depositary Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by FelCor. See "Description of Preferred Stock -- Redemption" in the accompanying Prospectus.

     Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) in The Wall Street Journal or The New York Times or, if neither is then being published, in any other daily newspaper of national circulation, not less than 30 business days nor more than 60 days prior to the redemption date. A similar notice furnished by FelCor will be mailed by the Preferred Stock Depositary, by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Depositary Receipts evidencing the Depositary Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Preferred Stock Depositary. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock or Depositary Shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed (and the corresponding number of Depositary Shares); (iv) the place or places where the Depositary Receipts evidencing the Depositary Shares are to be surrendered for payment of the redemption price; and (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the Depositary Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Depositary Shares to be redeemed from such holder.

     The holders of Depositary Receipts at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Depositary Shares evidenced by such Depositary Receipts on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or FelCor's default in the payment of the dividend due. Except as provided above, FelCor will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series B Preferred Stock or Depositary Shares to be redeemed.

     The shares of Series B Preferred Stock have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Description of Preferred Stock -- Restrictions on Ownership and Transfers" in the accompanying Prospectus).

     Unless all dividends then required to be paid on the Series B Preferred Stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the Series B Preferred Stock and any Parity Stock may not be redeemed in whole or in part and FelCor may not, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any shares of Series B Preferred Stock and any Parity Stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Stock and any Parity Stock. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

LIQUIDATION PREFERENCE

     The holders of shares of Series B Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding up of FelCor, whether voluntary or involuntary, $2,500 per share of Series B Preferred Stock (equivalent to $25 per Depositary Share) plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders ("Liquidation Preference"), and no more.

     Until the holders of the Series B Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of FelCor. If, upon any liquidation, dissolution or winding up of FelCor, the assets of FelCor, or proceeds thereof, distributable among the holders of the shares of Series B Preferred Stock and any Parity Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series B Preferred Stock and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on such shares of Series B Preferred Stock and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of FelCor with another corporation, a statutory share exchange by FelCor, nor a sale, lease or transfer of all or substantially all of FelCor's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of FelCor.

VOTING RIGHTS

     In any matter in which the Series B Preferred Stock is entitled to vote (as expressly described herein or as may be required by law), including any action by written consent, each share of Series B Preferred Stock shall be entitled to 100 votes, each of which 100 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each share of Series B Preferred Stock, the holder thereof may designate up to 100 proxies, with each such proxy having the right to vote a whole number of votes (totaling 100 votes per share of Series B Preferred Stock). As a result, each Depositary Share will be entitled to one vote.

     If six quarterly dividends (whether or not consecutive) payable on the Series B Preferred Stock, or any Parity Stock, are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of FelCor will be increased by two and the holders of the Depositary Shares representing the Series B Preferred Stock and any other Parity Stock, voting together as a single class ("Voting Preferred Shares"), will have the right to elect two additional directors to serve on the Board of Directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends, together with the dividends for the current quarterly period, on the Voting Preferred Shares have been paid or declared and set aside for payment.

     The approval of two-thirds of the outstanding Depositary Shares representing the Series B Preferred Stock and any Parity Stock similarly affected, voting together as a single class, is required in order to (i) amend the Charter to affect materially and adversely the rights, preferences or voting power of the holders of the Series B Preferred Stock and such Parity Stock, (ii) enter into a share exchange that affects the Series B Preferred Stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into FelCor, unless in each such case, each share of Series B Preferred Stock remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for a share of preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption identical to those of a share of Series B Preferred Stock (except for changes that do not materially and adversely affect the holders of the Series B Preferred Stock) or (iii) amend the Charter to authorize, reclassify, create or increase the authorized amount of any class of stock having rights senior to the Series B Preferred Stock and such Parity Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of FelCor. However, FelCor may increase the authorized number of shares of Preferred Stock and may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of Series B Preferred Stock.

CONVERSION RIGHTS

     Shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of FelCor.

EXCHANGE LISTING

     FelCor intends to make application to list the Depositary Shares on the NYSE, subject to official notice of issuance. If so approved, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Depositary Shares. See "Underwriting." The Series B Preferred Stock will not be so listed, and FelCor does not expect that there will be any trading market for the Series B Preferred Stock except as represented by Depositary Shares.

TRANSFER AGENT

     The transfer agent and registrar for the Depositary Shares is SunTrust Bank, Atlanta, Georgia.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following, together with the information set forth in the accompanying Prospectus under "Federal Income Tax Considerations," is a summary of the material federal income tax considerations relevant to a prospective holder of Series B Preferred Stock who is a U.S. stockholder. As used herein, the term "U.S. stockholder" means a holder of Series B Preferred Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States,
(ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any state thereof, or the District of Columbia. (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. This discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of Series B Preferred Stock in light of his personal investment or tax circumstances, or to certain types of stockholders subject to special treatment under the federal income tax laws (including insurance companies, tax-exempt organizations (except as discussed below), financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States).

     The statements of law in this discussion are based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary, and currently proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "Service") and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus Supplement with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF THE SERIES B PREFERRED STOCK, OF FELCOR'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAX CONSEQUENCES OF THE MERGER

     Jenkens & Gilchrist, counsel to FelCor, will deliver an opinion to FelCor on the closing date of the Merger (the "Closing Date") to the effect that, based upon certain representations, assumptions, and conditions, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. In addition, Hunton & Williams, special tax counsel to FelCor, will deliver an opinion to FelCor on the Closing Date to the effect that FelCor qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 1994 through December 31, 1997, and the Merger will not adversely affect FelCor's continued qualification as a REIT.

     To maintain its qualification as a REIT, following the Merger, FelCor will be required to distribute by the end of 1998 any current or accumulated earnings and profits ("Bristol's E&P") (as determined for federal income tax purposes) of Bristol remaining at the effective time of the Merger. At least 21 days before the Closing Date, Bristol will deliver to FelCor an estimate of Bristol's E&P as of the Closing Date, together with a confirmation of that estimate from Arthur Andersen LLP (the "E&P Statement"). Within three months after the Closing Date, Arthur Andersen LLP will prepare a final computation of Bristol's E&P as of the Closing Date (the "Final Statement"). In determining the amount that it must distribute by December 31, 1998, FelCor will rely on both the E&P Statement and the Final Statement. If FelCor fails to distribute all of Bristol's E&P by December 31, 1998 (or by January 31, 1999, if certain declaration and record date requirements are met), it will fail to qualify as a REIT.

     At the time of the Merger, FelCor intends to make an election pursuant to IRS Notice 88-19 to defer recognition of any "built-in gain" associated with the assets acquired from Bristol in the Merger (the "Bristol Assets"). As a result of such election, if FelCor sells any Bristol Asset within ten years after the Closing Date and recognizes gain upon such sale, FelCor will be subject to tax at the highest corporate rate on an amount equal to the lesser of (i) the recognized gain or (ii) the excess of (A) the fair market value of the Bristol Asset on the Closing Date over (B) the adjusted basis of the Bristol Asset on the Closing Date. Any such tax would reduce the amount available for distribution to stockholders.

TAXATION OF FELCOR

     Hunton & Williams has acted as special tax counsel to FelCor in connection with the Offering. In the opinion of Hunton & Williams, FelCor qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 1994 through December 31, 1997, and FelCor's organization and current and proposed method of operation will enable it to continue to qualify to be taxed as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. It must be emphasized that Hunton & Williams' opinion is based on various assumptions and is conditioned upon certain representations made by FelCor as to factual matters, including representations regarding the nature of FelCor's properties and the future conduct of its business. Moreover, such qualification and taxation as a REIT depend upon FelCor's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code. No assurance can be given that the actual results of FelCor's operations for any particular taxable year will satisfy such requirements. For a discussion of the consequences of failure to qualify as a REIT, see "Federal Income Tax Considerations -- Failure to Qualify" in the accompanying Prospectus.

TAXATION OF STOCKHOLDERS OF FELCOR

     Tax Treatment of Depositary Shares. An owner of Depositary Shares will be treated for federal income tax purposes as owning the portion of the Series B Preferred Stock represented by such Depositary Shares.

     Distributions to Holders. As long as FelCor qualifies as a REIT, distributions with respect to the Preferred Stock, including the Series B Preferred Stock offered hereby, will be taxable as ordinary income (to the extent such distributions are not designated as capital gain dividends or retained capital gains) to the extent of FelCor's current or accumulated earnings and profits as determined for federal income tax purposes ("E&P") and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions are out of E&P, the E&P of FelCor will be allocated first to FelCor's outstanding Preferred Stock, including the Series B Preferred Stock, and then to FelCor's outstanding Common Stock. Distributions with respect to the Series B Preferred Stock in excess of FelCor's E&P (an "excess distribution") will be treated first as a tax-free return of capital to the holder, to the extent of the holder's basis in such stock (and will correspondingly reduce such stock basis) and then as capital gain, to the extent of any excess distribution over the holder's basis (assuming the holder holds the Preferred Stock as a capital asset). Any distribution declared by FelCor in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by FelCor and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by FelCor during January of the following taxable year.

     Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed FelCor's net capital gain for the taxable year) without regard to the period for which the stockholder has held his Series B Preferred Stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. FelCor may elect to treat all or a portion of the net long-term capital gain it receives in a taxable year as having been distributed to FelCor's stockholders. In that case, FelCor's stockholders would include in income their proportionate share of FelCor's undistributed long-term capital gain. In addition, the stockholders would be deemed to have paid their proportionate share of the tax paid by FelCor, which would be credited or refunded to the stockholders. Each stockholder's basis in his Series B Preferred Stock would be increased by the amount of the undistributed long-term capital gain included in the stockholder's income less the stockholder's share of the tax paid by FelCor.

     Stockholders may not include in their individual income tax returns any net operating losses or capital losses of FelCor. Instead, such losses would be carried over by FelCor for potential offset against its future income (subject to certain limitations). Taxable distributions from FelCor and gain from the disposition of the Series B Preferred Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a stockholder is a limited partner) against such income. In addition, taxable distributions from FelCor generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Series B Preferred Stock (or distributions treated as such), however, will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates.

     FelCor will notify stockholders after the close of FelCor's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

     Sale of Series B Preferred Stock. Upon the sale or exchange of Series B Preferred Stock, the holder will recognize gain or loss equal to the difference between the amount realized on such sale and the tax basis of such Series B Preferred Stock. Assuming such stock is held as a capital asset, such gain or loss will be a long-term capital gain or loss if the Series B Preferred Stock has been held for more than one year. Otherwise, such capital gain or loss will be short-term. The tax rate applicable to such capital gain is described below under "-- Capital Gains and Losses." However, any loss recognized by a holder on the sale or exchange of a share of Series B Preferred Stock held for not more than six months (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from FelCor required to be treated by such holder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of Series B

Preferred Stock may be disallowed if other shares of Series B Preferred Stock are purchased within 30 days before or after the disposition.

     Redemption of Series B Preferred Stock for Cash. The tax treatment accorded to any redemption by FelCor (as distinguished from a sale, exchange, or other disposition) of Series B Preferred Stock can only be determined on the basis of particular facts as to each holder at the time of redemption. In general, a holder of Series B Preferred Stock will recognize ordinary income to the extent of accrued but unpaid dividends and will recognize capital gain or loss measured by the difference between the amount received (less the amount attributable to accrued but unpaid dividends) by the holder upon the redemption and such holder's adjusted tax basis in the Series B Preferred Stock redeemed (provided the Series B Preferred Stock is held as a capital asset) if, taking into account the constructive ownership rules of Section 318 of the Code, such redemption (i) results in a "complete termination" of the holder's interest in all classes of FelCor stock under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder's interest in FelCor under Section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. A holder of Series B Preferred Stock that has held such stock as a capital asset and that owns no stock of FelCor, actually or constructively under Section 318 of the Code, immediately after FelCor's redemption of his Series B Preferred Stock will have a "complete termination" of such holder's interest in FelCor and such stockholder should therefore recognize capital gain or loss. A distribution to a holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in FelCor. If a holder of Series B Preferred Stock owns (actually or constructively) no FelCor Common Stock or an insubstantial percentage of the outstanding Common Stock, based upon current law, a redemption of Series B Preferred Stock from such holder generally should be considered "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances and a holder of Series B Preferred Stock intending to rely on any of these tests at the time of the redemption should consult his own tax advisor to determine their application to his particular situation.

     If the redemption does not meet any of the three tests under Section 302 of the Code described above, then the redemption proceeds received for the Series B Preferred Stock will be treated as a distribution with respect to such stock as described above under "Distributions to Holders." In such a case, the holder's remaining adjusted tax basis in the redeemed Series B Preferred Stock will be transferred to any other stock of such holder in FelCor. If the holder of Series B Preferred Stock owns no other stock of FelCor, under certain circumstances, such basis may be transferred to a related party or it may be lost entirely.

     Redemption Premium. Under Section 305(c) of the Code and applicable Treasury Regulations, if the redemption price of the Series B Preferred Stock exceeds its issue price by more than a de minimis amount (as determined under such regulations) then, in certain circumstances, the amount of such excess (the "redemption premium") may be deemed to be a constructive distribution (treated as a dividend to the extent of FelCor's E&P and otherwise subject to the treatment described above for distributions) which is taxable to the holder based on a constant yield method (as if it was original issue discount on a debt instrument) over the period the Series B Preferred Stock cannot be redeemed.

     However, the constant yield method, described above, which must be used to take into account the redemption premium on preferred stock, only applies if the subject preferred stock is (i) mandatorily redeemable, (ii) redeemable at the holder's option, or (iii) redeemable at the issuer's option if at the time of issue, based on all the facts and circumstances, it is more likely than not that the issuer will exercise such option. The applicable Treasury Regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer and the stockholder are not related within the meaning of such regulations; (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock (disregarding, for this purpose, a separate mandatory redemption), and (iii) exercise of the right to redeem would not reduce the yield of the stock, as determined under such regulations. With respect to situation (iii) above, the Treasury Regulations further provide that, even if the redemption is more likely than not to occur, the constant yield method will not apply if the redemption premium is solely in the nature of a penalty for premature redemption. A redemption premium is considered to be a penalty for premature redemption only if it is paid as a result of changes in economic or market conditions over which neither the issuer of the stock nor the holder has legal or practical control.

     Redemption of the Series B Preferred Stock is not mandatory, such stock is not redeemable at the holder's option, and FelCor does not believe that at the time of issue it is more likely than not that the Series B Preferred Stock will be redeemed. Accordingly, FelCor does not believe that the existence of its optional redemption right will result in a constructive distribution to the holders of Series B Preferred Stock. However, no assurance can be given that the Service will not take a contrary position.

     Capital Gains and Losses. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to noncorporate taxpayers is 28% for sales and exchanges of assets held for more than one year but not more than 18 months, and 20% for sales and exchanges of assets held for more than 18 months. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property" (i.e., depreciable real property) held for more than 18 months is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions designated by FelCor as capital gain dividends and any retained capital gains that FelCor is deemed to distribute, FelCor may designate (subject to certain limits) whether such a distribution is taxable to its noncorporate stockholders at a 20%, 25%, or 28% rate. Thus, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

     Taxation of Tax-Exempt Holders of Series B Preferred Stock. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, amounts distributed by FelCor to Exempt Organizations generally should not constitute UBTI, provided that the Series B Preferred Stock is not otherwise used in an unrelated trade or business of the Exempt Organization. However, if an Exempt Organization finances its acquisition of Series B Preferred Stock with debt, a portion of its income from FelCor will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefits associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize dividends from FelCor as UBTI.

     A pension trust that owns more than 10% (by value) of the outstanding stock of FelCor is required to treat a percentage of the dividends from FelCor as UBTI ("UBTI Percentage") in certain circumstances. The UBTI Percentage is the gross income derived by FelCor from an unrelated trade or business (determined as if FelCor were a pension trust) divided by the gross income of FelCor for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) FelCor satisfies the 5/50 Rule by reason of the modification of such rule that allows the beneficiaries of the pension trust to be treated as holding shares of FelCor in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of FelCor's stock or (B) a group of pension trusts individually holding more than 10% of the value of FelCor's stock collectively owns more than 50% of the value of FelCor's stock. Accordingly, exempt pension trusts should consult their tax advisors regarding the advisability of acquiring (subject to the restrictions on transfer and ownership of FelCor's stock contained in the Charter) more than 10% (by value) of the outstanding stock of FelCor.

     Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury Department regulations thereunder, a holder of Series B Preferred Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale or redemption of, such stock unless (i) such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Service. Recently promulgated Treasury Regulations, effective for distributions made after December 31, 1999, modify the backup withholding rules with respect to non-U.S. stockholders. Holders of Series B Preferred Stock should consult their own tax advisors regarding the qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), FelCor has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from FelCor, the respective number of Depositary Shares set forth below opposite their respective names.

                                                              NUMBER OF
                                                              DEPOSITARY
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Morgan Stanley & Co. Incorporated...........................  1,006,250
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........  1,006,250
Prudential Securities Incorporated..........................  1,006,250
Smith Barney Inc............................................  1,006,250
BT Alex Brown Incorporated..................................     50,000
Bear, Stearns & Co. Inc.....................................     50,000
CIBC Oppenheimer Corp.......................................     50,000
Dain Rauscher Incorporated..................................     50,000
A.G. Edwards & Sons, Inc....................................     50,000
Goldman, Sachs & Co.........................................     50,000
Lehman Brothers Inc.........................................     50,000
Morgan Keegan & Company, Inc................................     50,000
Advest, Inc.................................................     25,000
Robert W. Baird & Co. Incorporated..........................     25,000
J.C. Bradford & Co..........................................     25,000
Cowen & Company.............................................     25,000
Craigie Incorporated........................................     25,000
Crowell, Weedon & Co........................................     25,000
Davenport & Company LLC.....................................     25,000
First Albany Corporation....................................     25,000
First of Michigan Corporation...............................     25,000
Gibraltar Securities Co.....................................     25,000
Interstate/Johnson Lane Corporation.........................     25,000
Janney Montgomery Scott Inc.................................     25,000
McDonald & Company Securities, Inc..........................     25,000
McGinn, Smith & Co., Inc....................................     25,000
H.J. Meyers & Co., Inc......................................     25,000
W.J. Nolan & Company Inc....................................     25,000
Piper Jaffray Inc...........................................     25,000
The Robinson-Humphrey Company, LLC..........................     25,000
Roney & Co., L.L.C..........................................     25,000
Scott & Stringfellow, Inc...................................     25,000
Southwest Securities, Inc...................................     25,000
Stifel, Nicolaus & Company, Incorporated....................     25,000
Tucker Anthony Incorporated.................................     25,000
                                                              ---------
          Total.............................................  5,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Depositary Shares offered hereby if any such Depositary Shares are taken.

     The Representatives have advised FelCor that the Underwriters propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.40 per share on sales to certain other dealers. After the initial offering of the Depositary Shares, the public offering price and other selling terms may be changed, from time to time, by the Representatives.

     FelCor has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus Supplement, to purchase up to 750,000 additional Depositary Shares at the price to public less underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement for the purpose of covering over-allotments, if any. If the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of Depositary Shares to be purchased by it shown in the foregoing table bears to the 5,000,000 Depositary Shares offered hereby.

     FelCor has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     FelCor has agreed that for a period of 30 days from the date hereof, FelCor will not, without the prior written consent of the Representatives, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Depositary Shares or any other preferred stock ranking on a parity with the Series B Preferred Stock and the related Depositary Shares.

     Application will be made to list the Depositary Shares on the NYSE. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within the 30-day period after the initial delivery of the Depositary Shares. The Representatives have advised FelCor that they intend to make a market in the Depositary Shares prior to the commencement of trading on the NYSE. The Representatives will have no obligation to make a market in the Depositary Shares, however, and may cease market making activities, if commenced, at any time.

     In order to facilitate the offering of the Depositary Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Depositary Shares. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Depositary Shares for their own account. In addition, to cover overallotments or to stabilize the price of the Depositary Shares, the Underwriters may bid for, and purchase, the Depositary Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Depositary Shares in the Offering, if the syndicate repurchases previously distributed Depositary Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Depositary Shares above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it discourages resales of the security by purchasers in the Offering.

     Neither FelCor nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Depositary Shares. In addition, neither FelCor nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Representatives from time to time provide investment banking and financial advisory services to Felcor and the Operating Partnership. Certain of the Representatives have also acted as representatives of various underwriters in connection with offerings of FelCor's equity securities and the Operating Partnership's debt securities.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for FelCor by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. In addition, the description of federal income tax consequences contained in the sections of the Prospectus and Prospectus Supplement entitled "Federal Income Tax Considerations" is based on the opinion of Hunton & Williams, Richmond, Virginia. The validity of the securities offered hereby will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia. Jenkens & Gilchrist and King & Spalding will rely on the opinion of Miles & Stockbridge P.C., Baltimore, Maryland, with respect to all matters involving Maryland law.

                                    EXPERTS

     The consolidated financial statements of FelCor as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 and the consolidated financial statements of DJONT as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995, have been incorporated in this Prospectus Supplement by reference to FelCor's Annual Report on Form 10-K for the year ended December 31, 1997. Such financial statements have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Bristol as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996, incorporated by reference in this Prospectus Supplement by reference to the Current Report on Form 8-K of FelCor dated March 24, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

     The consolidated statements of income, of changes in stockholders' equity and of cash flows for Bristol for the eleven months ended December 31, 1995 and the combined statements of income and cash flows for Harvey Hotel Companies ("Predecessor") for the one month ended January 31, 1995 have been incorporated in this Prospectus Supplement by reference to the Current Report on Form 8-K of FelCor dated March 24, 1998 in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                        PRO FORMA FINANCIAL INFORMATION

                           FELCOR SUITE HOTELS, INC.

                                INTRODUCTION TO
                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

BACKGROUND

     FelCor is a self-administered real estate investment trust formed to own hotel properties. At December 31, 1997, FelCor owned interests in 73 hotels with an aggregate of 17,933 suites/rooms through its 92.7% general partnership interest in the Operating Partnership. The following table sets forth information regarding the acquisitions of the FelCor Hotels:

                                         HOTELS       NUMBER OF
                                        ACQUIRED    SUITES/ ROOMS
                                        --------    -------------
1994..................................      7           1,730
1995..................................     13           2,649
1996..................................     23           5,769
1997..................................     30           7,608
Suites constructed since
  acquisition.........................                    177
                                           --          ------
                                           73          17,933
                                           ==          ======

     FelCor owns 100% equity interests in 55 of the FelCor Hotels (13,430 suites/rooms), a 90% or greater interest in partnerships owning four of the FelCor Hotels (1,041 suites/rooms), and 50% interests in separate unconsolidated entities that own 14 of the FelCor Hotels (3,462 suites/rooms). At December 31, 1997, 52 of the FelCor Hotels were operated as Embassy Suites hotels, 13 as Doubletree Guest Suites Hotels, five as Sheraton hotels, two as Sheraton Suites hotels, and one as a Hilton Suites hotel. The FelCor Hotels are located in 27 states, with 31 hotels in California, Florida and Texas.

     FelCor leases all of the FelCor Hotels to DJONT or a consolidated subsidiary thereof under the Percentage Leases. DJONT is a Delaware limited liability company, of which all the voting interests (constituting a 50% equity interest) are beneficially owned by Hervey A. Feldman and Thomas J. Corcoran, Jr., who are directors and officers of FelCor, and the non-voting interests (constituting the remaining 50% equity interest) are owned by RGC Leasing, Inc., a Nevada corporation owned by the children of Charles N. Mathewson, a major investor in and a director of FelCor. DJONT has entered into management agreements pursuant to which, at December 31, 1997, 63 of the FelCor Hotels were managed by subsidiaries of Promus, seven were managed by subsidiaries of Sheraton, and three were managed by two independent management companies.

1998 ACQUISITIONS

     Since January 1, 1998, FelCor has completed the acquisitions of three hotels and announced the pending acquisition of eight hotels. On February 17, 1998, FelCor acquired a 194-suite Doubletree Guest Suites Hotel in Columbus, Ohio for total consideration of approximately $19.1 million (approximately $14.1 million in cash and approximately 134,000 Units valued at $37.06 each). On March 23, 1998, FelCor completed the acquisition of a 90% interest in a 154-room Radisson Hotel in Wilmington, Delaware (to be converted to a Doubletree Hotel) for approximately $14.0 million in cash. On April 14, 1998, FelCor completed the acquisition of a 90% interest in a 248 room Doubletree Hotel located in Denver, Colorado for approximately $24.3 million in cash.

     On April 20, 1998, FelCor announced the pending acquisition of eight hotels with an aggregate of 1,898 suites for a total purchase price of $245 million in cash. Five of the eight hotels are currently operated under the Embassy Suites brand and three are operated under the Doubletree Guest Suites brand. It is anticipated that one of the Doubletree Guest Suites will be converted to an Embassy Suites hotel and the other two will be converted to Sheraton Suites hotels. The acquisition is expected to close on May 1, 1998.

1997 AND ANTICIPATED 1998 FINANCING TRANSACTIONS

     During 1997, FelCor completed two secondary equity offerings of 3.0 million common shares at $35.50 per share on February 3, 1997 and of 11.2 million common shares at $36.625 per share on June 30, 1997. Proceeds from these offerings amounted to approximately $489 million, net of offering costs, and were used to fund acquisitions, reduce amounts outstanding under FelCor's unsecured revolving Line of Credit, and repurchase 1.2 million FelCor common shares from Promus at $36.625 per share less the related offering costs.

     On October 1, 1997, FelCor completed a private placement of $300 million in aggregate principal amount of its long term senior unsecured notes. The notes were issued in two maturities, consisting of $175 million of 7 3/8% senior notes due 2004 priced at 99.489% to yield 7.47% and $125 million of 7 5/8% senior notes due 2007 priced at 99.209% to yield 7.74%. The proceeds from the notes were used to fund acquisitions and reduce amounts outstanding under the Line of Credit. On March 21, 1998, FelCor completed an exchange offering for the notes, issuing new notes which were identical in amount and terms except that the new notes were registered under the Securities Act.

     In order to fund the 1998 Acquisitions previously discussed, FelCor currently intends to issue the Series B Preferred Stock offered hereby. See "Use of Proceeds."

THE BRISTOL MERGER

     On March 24, 1998, FelCor and Bristol announced a proposed merger whereby FelCor will acquire all the real estate assets and related liabilities of Bristol existing at the merger date. Pursuant to the Merger Agreement and the transactions contemplated thereby, each of Bristol's outstanding common shares and equivalents will be exchanged for 0.685 newly issued FelCor Common Shares and Bristol will merge with and into FelCor, with FelCor being the surviving corporation. Prior to the Merger, Bristol will spin-off, as a taxable dividend, all of its non-real estate holdings into BHR. In connection with the Merger, all of Bristol's hotels will be leased to BHR under Percentage Leases.

     The Bristol Hotels, upon completion of Bristol's Redevelopment and Rebranding Program, will include three upscale all-suite hotels, 24 upscale full-service hotels, 60 full-service hotels and 22 limited-service hotels. The Bristol Hotels will be operated under the following franchise affiliations:

                                            HOTELS       OMAHA           TOTAL
FRANCHISE                                   OWNED     ACQUISITION    BRISTOL HOTELS    ROOMS
---------                                   ------    -----------    --------------    ------
Upscale All Suite:
  Crowne Plaza suites.....................     1           0                1             295
  Homewood suites.........................     0           1                1             108
  Bristol House...........................     1           0                1             127
Upscale Full Service:
  Crowne Plaza............................    19           0               19           6,814
  Harvey Hotel............................     5           0                5           1,486
Full Service:
  Holiday Inn.............................    39           9               48          13,139
  Holiday Inn Select......................     6           0                6           2,145
  Courtyard by Marriott...................     2           0                2             420
  Independent.............................     1           0                1             181
  Ramada..................................     1           0                1             220
  Holiday Inn and Suites..................     1           0                1             285
  Days Inn................................     1           0                1             157
Limited Service:
  Hampton Inn.............................     4           5                9           1,310
  Holiday Inn Express.....................     3           5                8           1,113
  Fairfield Inn...........................     5           0                5             931
                                              --          --              ---          ------
                                              89          20              109          28,731
                                              ==          ==              ===          ======

                           FELCOR SUITE HOTELS, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

     The following unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1997 is based in part upon:

          (i) the Consolidated Statement of Operations of FelCor for the year ended December 31, 1997 incorporated by reference herein;

          (ii) the Consolidated Statement of Operations of Bristol for the year ended December 31, 1997 incorporated by reference herein;

     The Pro Forma Consolidated Statement of Operations for the year ended December 31, 1997 assumes that all the following occurred on January 1, 1997 (i) the Offering, (ii) the acquisition of the interests in 30 hotels acquired by FelCor in 1997 (the "1997 Acquisitions"), (iii) the common stock offerings made by FelCor in 1997 (the "1997 Offerings"), (iv) the issuance of $300 million in senior unsecured notes (the "Notes") in 1997, (v) the acquisition of the 11 hotels described under "Recent Developments -- Recent Acquisitions" and
"-- Pending Acquisition" (the "1998 Acquisitions"), (vi) the Omaha Acquisition,
(vii) the Spin-Off, and (viii) the Merger.

     In management's opinion, all material adjustments necessary to reflect the effects of the foregoing transactions have been made. The following unaudited pro forma consolidated statement of operations is not necessarily indicative of what the actual results of operations of FelCor would have been assuming such transactions had been completed as of January 1, 1997, nor do they purport to represent the results of operations for future periods.

                           FELCOR SUITE HOTELS, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                   FELCOR         1997               1998           BRISTOL
                                 HISTORICAL   TRANSACTIONS       ACQUISITIONS        MERGER           OTHER          PRO FORMA
                                    (A)           (B)                (C)              (D)          ADJUSTMENTS         TOTAL
                                 ----------   ------------       ------------       --------       -----------       ---------
Revenues:
  Percentage lease revenue.....   $169,114      $34,808(E)         $35,345(E)       $202,501(E)                      $441,768
  Equity in income of
    unconsolidated entities....      6,963          (26)(F)                            1,851(F)                         8,788
  Other revenue................        574         (574)(G)
                                  --------      -------            -------          --------                         --------
        Total revenue..........   $176,651      $34,208            $35,345          $204,352                         $450,556
                                  ========      =======            =======          ========                         ========
Expenses:
  General and administrative...      3,743          420(H)                             1,000(H)                         5,163
  Depreciation.................     50,798        8,389(I)           8,470(I)         55,250(I)                       122,907
  Taxes, insurance and other...     23,093        2,840(J)           3,940(J)         38,333(J)                        68,206
  Interest.....................     28,792        8,735(K)          20,843(K)         54,286(K)                       112,656
  Minority interest in
    Operating Partnership......      5,817          325(L)                                          $   (120)(M)        6,022
  Minority interest in other
    partnerships...............        573           90(N)             494(N)                                           1,157
                                  --------      -------            -------          --------        --------         --------
        Total expenses.........    112,816       20,799             33,747           148,869            (120)         316,111
                                  --------      -------            -------          --------        --------         --------
Net income.....................     63,835      $13,409            $ 1,598          $ 55,483             120          134,445
                                                =======            =======          ========        ========
Preferred dividends............     11,797                                                            11,250(O)        23,047
                                  --------                                                          --------         --------
Net income applicable to common
  shareholders.................   $ 52,038                                                          $(11,130)        $111,398
                                  ========                                                          ========         ========
Net income per common share --
  basic........................   $   1.66                                                                           $   1.65
                                  ========                                                                           ========
Weighted average common shares
  outstanding -- basic.........     31,269        5,227                               31,134                           67,630
                                  ========      =======                             ========                         ========
Net income per common share --
  diluted......................   $   1.65                                                                           $   1.62
                                  ========                                                                           ========
Weighted average common shares
  outstanding -- diluted.......     31,610        5,228                               31,789                           68,627
                                  ========      =======                             ========                         ========

                          See notes on following page.

NOTES TO FELCOR PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

     (A)Represents FelCor's historical results of operations (excluding a $185,000 extraordinary charge from write off of deferred financing fees) for the year ended December 31, 1997

     (B)Represents adjustment to FelCor's historical results of operations assuming the 1997 Acquisitions, the 1997 Offerings, and the placement of the Notes had occurred as of January 1, 1997.

     (C)Represents adjustment to FelCor's historical results of operations assuming the 1998 Acquisitions had occurred as of January 1, 1997.

     (D)Represents adjustment to FelCor's results of operations assuming the Omaha Acquisition, the Spin-Off and the Merger and related transactions had been consummated as of January 1, 1997.

     (E)Represents pro forma lease revenue from DJONT or BHR to FelCor calculated by applying the contractual or anticipated rent provisions of the Percentage Leases to the historical suite/room revenues, food and beverage rents, food and beverage revenues, and other revenues of all the FelCor Hotels and Bristol Hotels which are consolidated for financial reporting purposes. The equity in income of unconsolidated entities is included as a separate line item in the accompanying Pro Forma Consolidated Statement of Operations as described in Note (F). Historical suite revenues for the time period prior to the acquisition by FelCor and the contractual or anticipated pro forma Percentage Lease revenue for the time period prior to acquisition by FelCor for the year ended December 31, 1997 follows (in thousands):

                                                                 PERCENTAGE LEASE REVENUE
                                  SUITE REVENUE FOR THE PERIOD        FOR THE PERIOD
                                      PRIOR TO ACQUISITION         PRIOR TO ACQUISITION
                                  ----------------------------   ------------------------
Consolidated hotels:
  1997 Acquisitions.............            $ 73,113                     $ 34,808
  1998 Acquisitions.............              65,841                       35,345
  Merger........................             503,099                      202,501
                                            --------                     --------
          Total consolidated
            hotels..............            $642,053                     $272,654
                                            ========                     ========
Unconsolidated entity hotels:
  1997 Acquisitions.............            $  7,053                     $  3,071
                                            ========                     ========

     (F)Represents pro forma equity in income of unconsolidated entities of FelCor calculated by applying FelCor's pro rata ownership percentage to the net earnings of the unconsolidated partnerships, computed using the contractual or anticipated rent provisions of the Percentage Leases to the historical suite/room revenues, food and beverage rents, food and beverage revenues and other revenues of the FelCor Hotels and the Bristol Hotels; historical taxes, insurance, and other; historical depreciation expense; and historical interest expense. The amortization of FelCor's cost in excess of book value of the partnership assets is deducted to arrive at equity in income of unconsolidated entities. The computation is as follows (in thousands):

                                                                YEAR ENDED
                                                             DECEMBER 31, 1997
                                                             -----------------
Statements of operations information:
  Percentage lease revenue.................................       $3,071
  Depreciation.............................................        1,262
  Taxes, insurance and other...............................          509
  Interest expense.........................................        1,115
                                                                  ------
  Net income...............................................          185
  50% of income attributable to the Company................           93
  Amortization of cost in excess of net book value.........         (119)
                                                                  ------
  Loss from unconsolidated entities........................       $  (26)
                                                                  ------

        In addition, the pro forma adjustment of $1,851,000 for the Bristol Merger relates to the equity in income of unconsolidated entities acquired from Bristol.

     (G)Represents elimination of historical interest income earned on excess cash.

     (H)Pro forma general and administrative expenses represent executive compensation, legal, audit and other expenses. These amounts are based on historical general and administrative expenses as well as probable 1998 expenses.

     (I)Represents depreciation on the FelCor Hotels and the Bristol Hotels. Depreciation is computed based on estimated useful lives of 40 years for buildings and improvements and five years for furniture, fixtures and equipment. These estimated useful lives are based on management's knowledge of the properties and the hotel industry in general. The pro forma depreciation adjustment for 1997 is as follows (in thousands):

                                              ASSET COST                           PRO FORMA DEPRECIATION EXPENSE
                          ---------------------------------------------------   -------------------------------------
                                     BUILDING AND    FURNITURE                  BUILDING AND    FURNITURE
                            LAND     IMPROVEMENTS   AND FIXTURES     TOTAL      IMPROVEMENTS   AND FIXTURES    TOTAL
                          --------   ------------   ------------   ----------   ------------   ------------   -------
   Consolidated Hotels:
     1997
       Acquisitions.....  $ 64,233    $  492,369      $26,488      $  583,090     $ 5,830        $ 2,559      $ 8,389
     1998
       Acquisitions.....    27,064       266,215        9,071         302,350       6,656          1,814        8,470
     Merger.............   199,098     1,732,156       59,730       1,990,984      43,304         11,946       55,250
                          --------    ----------      -------      ----------     -------        -------      -------
   Total Consolidated
     Hotels.............  $290,395    $2,490,740      $95,289      $2,876,424     $55,790        $16,319      $72,109
                          ========    ==========      =======      ==========     =======        =======      =======

     (J)Pro forma real and personal property taxes, property insurance, ground lease and other expenses for the year ended December 31, 1997 represent expenses to be paid by the Operating Partnership. Such amounts were primarily derived from historical amounts paid with respect to the 1997 Acquisitions, 1998 Acquisitions and the Bristol Hotels. A schedule of pro forma adjustments for property taxes, insurance, and ground leases and other derived from the historical amounts paid for the Hotels during the year ended December 31, 1997 follows (in thousands):

                                                                 GROUND LEASES
                           PROPERTY TAXES   PROPERTY INSURANCE     AND OTHER      TOTAL
                           --------------   ------------------   -------------   -------
Consolidated hotels:
  1997 Acquisitions......     $ 2,706             $  402            $  (268)     $ 2,840
  1998 Acquisitions......       3,610                214                116        3,940
  Merger.................      20,065              2,827             15,441       38,333
                              -------             ------            -------      -------
          Total
            consolidated
            hotels.......     $26,381             $3,443            $15,289      $45,113
                              =======             ======            =======      =======
Unconsolidated entity
  hotels acquired during
  1997...................     $   419             $   28            $    62      $   509
                              =======             ======            =======      =======

     (K)Represents both historical and pro forma interest expense computed based on borrowings multiplied by the applicable fixed or variable interest rate as stated in the applicable debt instruments. The pro forma adjustment assumes additional borrowings against the Line of Credit in the amount of $347.4 million (after reduction for the net proceeds of the Offering) were required in order to finance the 1997 and 1998 Acquisitions and the Merger as well as debt assumed from Bristol, and includes additional pro forma interest expense incurred prior to the acquisition date by FelCor. The variable interest rates used to calculate the pro forma adjustment to interest expense were the same as the historical rates used to calculate the outstanding borrowings on the Line of Credit for the year ended December 31, 1997. The year end pro forma debt balances, average interest rates and pro forma interest expense for the year ended December 31, 1997 follows (dollars in thousands):

                                                  DEBT      INTEREST    INTEREST
                                                BALANCE       RATE     EXPENSE(1)
                                               ----------   --------   ----------
Line of Credit...............................  $  483,371     7.10%     $ 34,154
Senior mortgage note payable.................     455,000     7.66        34,835
Senior mortgage note payable.................     144,834     7.46        10,802
$175M Senior unsecured notes, net of
  discount...................................     174,122     7.47        13,612
$125M Senior unsecured notes, net of
  discount...................................     124,023     7.74        10,017
Renovation loan..............................      25,000     6.40         1,610
Mortgage note payable -- Harvey Hotels.......      16,126     8.55         1,379
Mortgage note payable -- Philadelphia........      13,400     9.00         1,206
Mortgage note payable -- St. Louis...........       8,365     9.50           795
Mortgage note payable -- Omaha Central.......       6,776    11.25           762
Mortgage note payable -- Salina..............       5,196    10.38           539
Mortgage note payable -- Express Moline I....       2,009    13.13           264
Mortgage note payable -- Express Moline II...         785    12.00            94
Mortgage note payable -- Hays & Hampton......         932     9.75            91
Collateralized mortgage note.................       5,931    10.22           612
Other........................................         650     7.97            52
Capital leases...............................      15,491    10.70         1,832
                                               ----------               --------
                                               $1,482,011               $112,656
                                               ==========               ========

        -----------------------

        (1) Pro forma interest expense represents interest expense applicable to the pro forma weighted average borrowings outstanding during the period presented which at times differs from the pro forma borrowings outstanding at the end of the period.

     (L)Represents pro forma adjustment to minority interest in the Operating Partnership to reflect the ownership percentage in the Operating Partnership at December 31, 1997, calculated as approximately 7.3% of income before minority interest.

     (M)Represents pro forma adjustment to minority interest in the Operating Partnership to reflect FelCor's increased ownership in the Operating Partnership following the Merger, calculated as approximately 4.3% of income before minority interest.

     (N)Represents pro forma adjustment to minority interest related to six hotels (four of the 1997 Acquisitions and two of the 1998 Acquisitions) in which FelCor has a 90% general partnership interest. Minority interest is calculated as 10% of net income computed using the rent provisions of the Percentage Leases to the historical suite/room revenues, food and beverage rents, food and beverage revenues and other revenues; historical taxes, insurance and other; historical depreciation expense; and historical interest expense. This computation for the year ended December 31, 1997 follows (in thousands):

                                                   1997            1998
                                               ACQUISITIONS    ACQUISITIONS
                                               ------------    ------------
Statement of operations information:
  Percentage lease revenue...................     $2,040          $5,307
  Depreciation...............................        671             301
  Taxes, insurance and other.................        251              64
  Interest expense...........................        217
                                                  ------          ------
  Net income before minority interest........     $  901          $4,942
                                                  ======          ======
  Minority interest expense -- 10% of net
     income..................................     $   90          $  494
                                                  ======          ======

     (O) Represents pro forma dividends on the Series B Preferred Stock issued in the Offering.

                           FELCOR SUITE HOTELS, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)

     The following unaudited Pro Forma Consolidated Balance Sheet assumes that
(i) the Offering, (ii) the 1998 Acquisitions, (iii) the Omaha Acquisition, (iv) the Spin-Off and (v) the Merger all occurred as of December 31, 1997.

     In management's opinion, all material adjustments necessary to reflect the effect of these transactions have been made.

     The following unaudited Pro Forma Consolidated Balance Sheet is derived from FelCor's and Bristol's Consolidated Balance Sheets as of December 31, 1997 and should be read in conjunction with the consolidated financial statements of FelCor and Bristol incorporated by reference herein.

     The following Pro Forma Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of December 31, 1997, nor does it purport to represent the future financial position of FelCor.

                           FELCOR SUITE HOTELS, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                    ASSETS
                                       FELCOR         1998          BRISTOL
                                     HISTORICAL   ACQUISITIONS       MERGER           OTHER         PRO FORMA
                                        (A)           (B)             (C)          ADJUSTMENTS        TOTAL
                                     ----------   ------------     ----------      -----------      ----------
Net investment in hotel
  properties.......................  $1,489,764     $302,350       $2,022,284(E)                    $3,814,398
Investment in unconsolidated
  entities.........................     132,991                        12,396(E)                       145,387
Cash and cash equivalents..........      17,543                                                         17,543
Cash held in escrow................                                     7,639(F)                         7,639
Due from DJONT.....................      18,908                                                         18,908
Deferred expenses, net.............      10,593                                                         10,593
Other assets.......................       3,565                         8,885(G)                        12,450
                                     ----------     --------       ----------                       ----------
       Total assets................  $1,673,364     $302,350       $2,051,204                       $4,026,918
                                     ==========     ========       ==========                       ==========

                                     LIABILITIES AND SHAREHOLDERS' EQUITY

Debt and capital lease
  obligations......................  $  476,819     $293,559       $  832,570(H)    $(120,937)(L)   $1,482,011
Accrued expenses and other
  liabilities......................      11,331                        66,562(I)                        77,893
Distributions payable..............      24,671                                                         24,671
Minority interest in Operating
  Partnership......................      73,451        4,966                           13,917(M)        92,334
Minority interest in other
  partnerships.....................       8,594        3,825(D)                                         12,419
                                     ----------     --------       ----------       ---------       ----------
          Total liabilities........     594,866      302,350          899,132        (107,020)       1,689,328
                                     ----------     --------       ----------       ---------       ----------
Shareholders equity:
  Preferred stock..................     151,250                                       125,000(L)       276,250
  Common stock.....................         378                           311(J)                           689
  Additional paid-in capital.......   1,003,501                     1,150,888(J)      (17,980)(N)    2,136,409
     Unearned officers' and
       directors' compensation.....      (1,754)                          873(K)                          (881)
  Distributions in excess of
     earnings......................     (33,771)                                                       (33,771)
  Less common stock in treasury, at
     cost..........................     (41,106)                                                       (41,106)
                                     ----------                    ----------       ---------       ----------
       Total shareholders'
          equity...................   1,078,498                     1,152,072         107,020        2,337,590
                                     ----------     --------       ----------       ---------       ----------
          Total liabilities and
            shareholders' equity...  $1,673,364     $302,350       $2,051,204                       $4,026,918
                                     ==========     ========       ==========                       ==========

                          See notes on following page.

NOTES TO FELCOR PRO FORMA CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1997:

(A) Represents the historical financial position of FelCor as of December 31, 1997.

(B) Represents adjustments to reflect the acquisition of the 1998 Acquisitions as of December 31, 1997 with borrowings against FelCor's Line of Credit of $293.6 million and issuance of Units valued at $5.0 million.

(C) Represents adjustments to reflect (i) the Omaha Acquisition, (ii) the Spin-Off and (iii) the Merger and related transactions as if the transactions were consummated as of December 31, 1997.

(D) Represents adjustment for 10% minority interests in two of the 1998 Acquisitions.

(E) Represents adjustment for the allocation of the purchase price of the Bristol Hotels and unconsolidated entities.

(F) Represents adjustment for cash held in escrow acquired from Bristol. These amounts are on deposit with lenders pursuant to the borrowing agreements discussed in Note (H).

(G) Represents adjustment for receivables and other deposits acquired related to the Bristol Hotels.

(H) Represents adjustment for borrowings of Bristol assumed by FelCor in connection with the acquisition of the Bristol Hotels.

(I) Represents adjustment for accrued interest, accrued real and personal property taxes and other liabilities assumed related to the Bristol Hotels.

(J) Represents adjustment for the aggregate value of the FelCor Common Stock issued to Bristol shareholders in connection with the Merger.

(K) Represents adjustment for the unearned compensation of Mr. Feldman, FelCor's current chairman of the board, who will become Chairman Emeritus following the 1998 annual meeting of stockholders.

(L) Represents adjustment for the issuance of the Series B Preferred Stock in connection with the Offering. The net proceeds of $120.9 million will be used to reduce borrowings on FelCor's Line of Credit.

(M) Represents adjustment to reflect consolidated minority interest in the Operating Partnership at 4.3%.

(N) Represents adjustments to additional paid in capital as follows (in thousands):

          Adjustment for minority interest (see note (M)....  $13,917
          Adjustment for the Offering expenses..............    4,063
                                                              -------
                                                              $17,980
                                                              =======

                                COMBINED LESSEES

                                INTRODUCTION TO
              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

     FelCor leases each of the 73 hotels owned at December 31, 1997, and leases or will lease its 1998 Acquisitions, to DJONT. Additionally, FelCor intends to lease the Bristol Hotels to BHR. DJONT and BHR are collectively referred to as the "Combined Lessees".

     The Combined Lessees' unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1997 is presented as if the 73 hotels and the 1998 Acquisitions that FelCor leases to DJONT and the Bristol Hotels (that will be leased to BHR pursuant to Percentage Leases) had been leased as of January 1, 1997. The pro forma information is based in part upon the Consolidated Statements of Operations of DJONT and the Consolidated Statement of Operations of Bristol for the year ended December 31, 1997, both incorporated by reference herein. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

     The unaudited Pro Forma Condensed Combined Statement of Operations is not necessarily indicative of what the actual results of operations of the Combined Lessees would have been assuming such transactions had been completed as of January 1, 1997, nor do they purport to represent the results of operations for future periods.

                                COMBINED LESSEES

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                    DJONT           1997            1998                     COMBINED
                                  HISTORICAL    TRANSACTIONS    ACQUISITIONS      BHR       PRO FORMA
                                     (A)            (B)             (C)           (D)         TOTAL
                                  ----------    ------------    ------------    --------    ----------
Revenue:
  Suite/room revenue............   $456,614       $ 80,166        $65,841       $503,099    $1,105,720
  Food and beverage revenue.....     34,813         27,460         12,427        122,766       197,466
  Other revenue.................     43,083          2,167          7,237         37,203        89,690
                                   --------       --------        -------       --------    ----------
          Total revenue.........   $534,510       $109,793        $85,505       $663,068    $1,392,876
                                   --------       --------        -------       --------    ----------
Expenses:
Property operating costs........    161,196         39,860         29,133        289,091       519,280
Other operating costs...........    124,079         24,815         19,061        106,769       274,724
Management and franchise fees...     25,286          4,372          1,505         24,506        55,669
Taxes, insurance and other......      7,299          1,414            828          6,685        16,226
Percentage lease................    216,990         37,732         35,345        202,501       492,568
Lessee overhead.................      2,332            146             54         22,858        25,390
                                   --------       --------        -------       --------    ----------
          Total expenses........    537,182        108,339         85,926        652,410     1,383,857
                                   --------       --------        -------       --------    ----------
Net income (loss) before
  taxes.........................     (2,672)         1,454           (421)        10,658         9,019
Income tax provision............                                                   4,253         4,253
                                   --------       --------        -------       --------    ----------
Net income (loss)...............   $ (2,672)      $  1,454        $  (421)      $  6,405    $    4,766
                                   ========       ========        =======       ========    ==========

---------------

(A) Represents DJONT's historical results of operations for the year ended December 31, 1997.

(B) Represents adjustments to DJONT's historical results of operations assuming 1997 Acquisitions had occurred as of January 1, 1997 and the related hotels were leased to DJONT pursuant to the Percentage Leases beginning on January 1, 1997.

(C) Represents adjustments to DJONT's historical results of operations assuming the 1998 Acquisitions had occurred as of January 1, 1997 and the related hotels were leased to DJONT pursuant to the Percentage Leases beginning on January 1, 1997.

(D) Represents BHR's pro forma results of operations (relating only to the Bristol Hotels) assuming the Omaha Acquisition, the Spin-Off and the Merger and related transactions occurred as of January 1, 1997 and the Bristol Hotels were leased to BHR pursuant to the Percentage Leases beginning on January 1, 1997.

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